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The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and is not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated August 3, 2015

Filed Pursuant Rule 424(b)(3)
Registration No. 333-179807

PRELIMINARY PROSPECTUS SUPPLEMENT
(to prospectus dated March 9, 2012)

5,538,624 Shares of Common Stock

        This prospectus supplement relates to the offer and sale of 5,538,624 shares of our common stock, no par value per share ("common stock" or "common shares"), and associated preferred share purchase rights, by the selling shareholders—Carlyle Financial Services Harbor, L.P. ("Carlyle") and ACMO-CPF, L.L.C. ("Anchorage"). We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

        Our common shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "CPF." On July 31, 2015, the closing price of our common shares on the NYSE was $23.29 per share.

        Investing in our common shares involves significant risks. You should read the "Risk Factors" section on page S-10 of this prospectus supplement and the "Risk Factors" section in the accompanying prospectus beginning on page 9 before investing in our common shares.

        The underwriters have agreed to purchase the shares of our common stock from the selling shareholders at a price of $        per share, which will result in approximately $         million of proceeds to the selling shareholders.

        The underwriters propose to offer our shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part.

        None of the U.S. Securities and Exchange Commission (the "SEC"), the Hawaii Division of Financial Institutions, the Federal Deposit Insurance Corporation (the "FDIC"), the Board of Governors of the Federal Reserve System (the "FRB"), any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        Our common shares are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the FDIC or any other governmental agency.

        The underwriters expect to deliver the common stock against payment on or about August     , 2015, subject to customary closing conditions.

Citigroup	UBS Investment Bank

The date of this prospectus supplement is August     , 2015

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        You should only rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the selling shareholders nor the underwriters has authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. Neither we nor the selling shareholders nor the underwriters is making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, and any information incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any purchase of our common stock. Our business, financial condition, results of operations, and prospects may have changed since such date. To the extent that any statement we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement in accordance with Rule 412 under the Securities Act of 1933, as amended (the "Securities Act"). You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption "Where You Can Find More Information" before investing in our common stock. To understand this offering fully, you should read this entire document carefully, including particularly the "Risk Factors" section on page S-10 of this prospectus supplement and the "Risk Factors" section in the accompanying prospectus beginning on page 9.

        In this prospectus supplement, we frequently use the terms "we," "our" and "us" to refer to Central Pacific Financial Corp. (the "Company") and its subsidiaries.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus supplement and the accompanying prospectus. For further information on the Company and our securities, you should refer to our registration statement and its exhibits. As permitted by the rules and regulations of the SEC, the registration statement to which this prospectus supplement relates includes additional information not contained in this prospectus supplement. This prospectus supplement and the accompanying prospectus summarize material provisions of contracts and other documents to which we refer you. Because this prospectus supplement does not contain all of the information that we believe you should consider in advance of making an investment decision with respect to any of our securities, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus supplement forms a part.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC's web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the NYSE, 20 Broad Street, New York, New York. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information in documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. We incorporate by reference in this prospectus supplement the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until all of the securities that may be offered by this prospectus supplement have been sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

  •
  the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 27, 2015;

  •
  the Company's Definitive Proxy Statement relating to our 2015 annual meeting of shareholders filed with the SEC on February 27, 2015;

  •
  the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 filed with the SEC on May 7, 2015 and August 3, 2015, respectively;

  •
  the Company's Current Reports on Form 8-K filed with the SEC on March 30, 2015, April 1, 2015, April 28, 2015, June 4, 2015, June 8, 2015 (date of report of June 4, 2015), June 10, 2015 and June 15, 2015; and

  •
  the description of our common stock and associated preferred share purchase rights set forth in our Registration Statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

        We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and a copy of any or all other contracts or documents which are referred to in this prospectus supplement. Requests should be directed to: Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus supplement and the accompanying prospectus (and the information incorporated in this prospectus supplement and the accompanying prospectus by reference) that are not statements of fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in our future filings with the SEC, in press releases and in oral and written statements made by us or with our approval that are not historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company, management or the Board of Directors, including those relating to governmental and regulatory actions, business plans, use of capital resources, products or services and regulatory developments and regulatory actions; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "forecasts", "hopes", "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

  •
  increase in inventory or adverse conditions in the real estate market and deterioration in the construction industry;

  •
  adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, deterioration in asset quality and losses in our loan portfolio;

  •
  the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis, storms and earthquakes) on the Company's business and operations and on tourism, the military and other major industries operating within the Hawaii market and any other markets in which the Company does business;

  •
  deterioration or malaise in domestic economic conditions, including any further destabilization in the financial industry and deterioration of the real estate market, as well as the impact of declining levels of consumer and business confidence in the state of the economy in general and in financial institutions in particular;

  •
  changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

  •
  the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, changes in capital standards, other regulatory reform, including but not limited to regulations promulgated by the Consumer Financial Protection Bureau, government-sponsored enterprise reform, and any related rules and regulations which affect our business operations and competitiveness;

  •
  the costs and effects of legal and regulatory developments, including legal proceedings or regulatory or other governmental inquiries and proceedings and the resolution thereof, and the results of regulatory examinations or reviews;

  •
  the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the FRB;

  •
  inflation, interest rate, securities market and monetary fluctuations;

  •
  negative trends in our market capitalization and adverse changes in the price of the Company's common shares;

  •
  political instability;

  •
  acts of war or terrorism;

  •
  changes in consumer spending, borrowings and savings habits;

  •
  failure to maintain effective internal control over financial reporting or disclosure controls and procedures;

  •
  technological changes and developments;

  •
  changes in the competitive environment among financial holding companies and other financial service providers;

  •
  the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

  •
  our ability to attract and retain skilled employees;

  •
  changes in our organization (including our management succession), compensation and benefit plans; and

  •
  our success at managing any of the risks involved in the foregoing items.

For information with respect to factors that could cause actual results to differ from the expectations stated in the forward-looking statements, see also "Risk Factors" in this prospectus supplement as well as information incorporated herein by reference as further described in "Where You Can Find More Information." Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to, and explicitly disclaim any intention to, update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events except as required by law.

 PROSPECTUS SUPPLEMENT SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement, and does not contain all of the information we believe you will need in making your investment decision. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and accompanying prospectus before making your investment decision.

 Central Pacific Financial Corp.

Company Overview

        Central Pacific Financial Corp. is a Hawaii corporation and a bank holding company. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank.

        Through Central Pacific Bank and its subsidiaries, we offer full-service commercial banking with 36 bank branches and 102 ATMs located throughout the state of Hawaii. Our administrative and main offices are located in Honolulu and we have 28 branches on the island of Oahu. We operate four branches on the island of Maui, two branches on the island of Hawaii and two branches on the island of Kauai. Our bank's deposits are insured by the FDIC up to applicable limits. The bank offers a broad range of products and services including accepting time and demand deposits and originating loans, including commercial loans, construction loans, commercial and residential mortgage loans, and consumer loans.

        At June 30, 2015, we had total assets of $4.97 billion, loans and leases of $3.01 billion and total deposits of $4.18 billion.

        Our common stock is traded on the NYSE under the ticker symbol "CPF." Our principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813 and our telephone number is (808) 544-0500. Our internet address is http://www.centralpacificbank.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Recent Highlights

        The following sets forth certain recent highlights:

  •
  In 2013, our Board of Directors and management, in consultation with our regulators, reinstated and declared quarterly cash dividends on the Company's outstanding common stock totaling $0.16 per share in 2013 ($0.08 per share in the 3rd and 4th quarters of 2013) and $0.36 per share in 2014 ($0.08 per share in the 1st and 2nd quarters of 2014 and $0.10 per share in the 3rd and 4th quarters of 2014). In each of January, April and July, 2015, we declared a quarterly cash dividend of $0.12 per share.

  •
  On March 28, 2014, we completed a tender offer to purchase 3,405,888 shares of common stock at a purchase price of $20.20 per share for a total cost of $68.8 million, excluding fees and expenses. On April 7, 2014, we also privately repurchased 1,391,089 shares of common stock from each of Carlyle and Anchorage at a price of $20.20 per share for a total cost of $56.2 million, excluding fees and expenses.

  •
  On May 20, 2014, our Board of Directors authorized the repurchase and retirement of up to $30.0 million of the Company's outstanding common stock. In 2014, 857,554 shares of common stock, at a cost of $16.5 million, were repurchased under this program. In January 2015, our Board of Directors increased the authorization under our repurchase plan by $25.0 million. In March 2015, our Board of Directors increased the authorization under our repurchase plan by an additional $75.0 million in connection with the transactions contemplated by the March Underwriting Agreement as described below. In the six months ended June 30, 2015, we repurchased an additional 3,950,781 shares of common stock, at an aggregate cost of $89.3 million, excluding fees and expenses.

  •
  On March 26, 2015, the Company, Carlyle, Anchorage and Citigroup Global Markets Inc. (the "Selling Shareholder Underwriter") entered into an underwriting agreement (the "March Underwriting Agreement") pursuant to which each of Carlyle and Anchorage sold 3,802,694 shares of our common stock to the Selling Shareholder Underwriter at a price of $23.01 per share for total aggregate proceeds of approximately $175 million. In connection with the March Underwriting Agreement, we repurchased 3,259,452 shares of our common stock from the Selling Shareholder Underwriter at a price of $23.01 per share for an aggregate cost of approximately $75 million, excluding fees and expenses. On April 1, 2015, the transactions were consummated.

  •
  On June 4, 2015, the Company, Carlyle, Anchorage and the Selling Shareholder Underwriter entered into an underwriting agreement (the "June Underwriting Agreement") pursuant to which each of Carlyle and Anchorage sold 1,500,000 shares of our common stock to the Selling Shareholder Underwriter at a price of $22.15 per share for total aggregate proceeds of approximately $66.5 million.

  •
  We have continued to maintain a strong capital position with tier 1 risk-based capital, total risk-based capital, leverage capital, and the new common equity tier 1 capital ratios as of June 30, 2015 of 14.47%, 15.73%, 10.44%, and 11.91%, respectively. Our tier 1 risk-based capital, total risk-based capital, and leverage capital ratios were 16.97%, 18.24%, and 12.03%, respectively, as of December 31, 2014. Our capital ratios exceed the levels required for a "well-capitalized" regulatory designation under Basel III.

  •
  We reported four consecutive profitable years from 2011 through 2014. In the first six months of 2015, we reported net income of $22.7 million.

  •
  We have continued to grow our loan and lease portfolio. Loans and leases, net of deferred income/costs, totaled $3.01 billion at June 30, 2015 and increased by $73.9 million, or 2.5%, from $2.93 billion at December 31, 2014.

  •
  We maintained an allowance for loan and lease losses as a percentage of total loans and leases of 2.23% at June 30, 2015, compared to 2.53% at December 31, 2014. In addition, we maintained an allowance for loan and lease losses as a percentage of nonperforming assets of 208.43% at June 30, 2015, compared to 176.14% at December 31, 2014.

        On June 4, 2015, we announced changes to our executive leadership team. Effective July 1, 2015, Ms. A. Catherine Ngo, our previous President and Chief Operating Officer, became the President and Chief Executive Officer of our holding company and bank, and Mr. David S. Morimoto, our previous Senior Vice President and Treasurer, became the Executive Vice President, Chief Financial Officer and Treasurer of our holding company and bank. Mr. John C. Dean, our former Chairman and Chief Executive Officer, remains with us in the new role of Executive Chair, and Mr. Denis Isono, our former Chief Financial Officer, also remains with us in the role of Executive Vice President, Corporate Services. In addition, Ms. Ngo and Mr. Lance Mizumoto, our President and Chief Banking Officer, have been appointed as directors of the boards of both our holding company and bank.

        We remain focused on lowering our efficiency ratio and growing market share within our core Hawaii market. In connection with improving our efficiency ratio, we have completed several initiatives, including (i) outsourcing the data center and hardware for our core information technology system and items processing function to Fiserv, which is our existing core software application provider; and

(ii) consolidating our two Waikiki branches into one. Additionally, we have begun designing, developing, and implementing our data warehouse and customer relationship management programs.

Protection of our Net Operating Loss Carry-Overs

        We have generated considerable tax benefits, including net operating loss carry-overs ("NOLs") and federal and state tax credits. Our ability to use the tax benefits to offset future taxable income will be significantly limited if we experience an "ownership change" for U.S. federal income tax purposes as defined in Section 382 of the Internal Revenue Code ("Section 382"). In general, an "ownership change" will occur if there is a cumulative increase in the Company's ownership by "5-percent shareholders" (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

        On November 23, 2010, our Board declared a dividend of preferred share purchase rights ("Rights") in respect of our common stock which were issued pursuant to a Tax Benefits Preservation Plan, dated as of November 23, 2010 (the "Tax Benefits Preservation Plan"), between the Company and Wells Fargo Bank, National Association, as rights agent. Each Right represents the right to purchase, upon the terms and subject to the conditions in the Tax Benefits Preservation Plan, 1/10,000th of a share of our Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Tax Benefits Preservation Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of our common stock (a "Threshold Holder"). On January 29, 2014, our Board of Directors approved an amendment to the Tax Benefits Preservation Plan to extend it for up to an additional two years (until February 18, 2016).

        To further protect our tax benefits, on January 26, 2011, our Board approved a proposed amendment to our restated articles of incorporation to restrict transfers of our stock if the effect of an attempted transfer would cause the transferee to become a Threshold Holder or to cause the beneficial ownership of a Threshold Holder to increase (the "Protective Charter Amendment"). At our annual meeting of shareholders on April 27, 2011, our shareholders approved the Protective Charter Amendment. On January 29, 2014, our Board of Directors approved an amendment to the Protective Charter Amendment to extend it for up to an additional two years (until May 2, 2016). Our shareholders approved the extension of the Protective Charter Amendment on April 25, 2014.

        There is no guarantee, however, that the Tax Benefits Preservation Plan or the Protective Charter Amendment will prevent the Company from experiencing an ownership change.

        You should carefully consider all of the terms and conditions of our Restated Articles of Incorporation and our Tax Benefits Preservation Plan before making an investment decision with respect to our common shares.

 The Offering

Issuer	Central Pacific Financial Corp.
Common Shares Offered by Us	None.
Common Shares Offered by Selling Shareholders	5,538,624 shares (and related preferred share purchase rights).
Use of Proceeds	We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders.
Listing	Our common shares are listed on the NYSE under the symbol "CPF."
Risk Factors
An investment in our common shares involves significant risks. Please read "Risk Factors" on page S-10 of this prospectus supplement and "Risk Factors" in the accompanying prospectus beginning on page 9.

 Summary Consolidated Financial Data

        The following table sets forth selected financial information for each of the years in the five-year period ended December 31, 2014 and the quarterly periods ended June 30, 2015 and 2014. This information is not necessarily indicative of results of future operations and should be read in conjunction with "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes contained in "Part II, Item 8. Financial Statements and Supplementary Data" in our Annual Report on Form 10-K for the year ended December 31, 2014 and "Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part I, Item 1. Financial Statements" in our Quarterly Report on Form 10-Q for the period ended June 30, 2015, each of which is incorporated into this prospectus supplement by reference.

	Six Months Ended June 30,		Year Ended December 31,
Selected Financial Data	2015	2014	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Statement of Operation Data:
Total interest income	$76,677	$74,929	$149,809	$140,278	$128,445	$136,450	$160,754
Total interest expense	3,148	3,227	6,391	7,169	8,734	18,629	42,101
Net interest income	73,529	71,702	143,418	133,109	119,711	117,821	118,653
Provision (credit) for loan and lease losses	(10,066)	679	(6,414)	(11,310)	(18,885)	(40,690)	159,548
Net interest income (loss) after provision for loan and lease losses	83,595	71,023	149,832	144,419	138,596	158,511	(40,895)
Other operating income	19,314	22,148	43,823	54,945	60,743	57,002	57,700
Goodwill impairment	—	—	—	—	—	—	102,689
Other operating expense (excluding goodwill impairment)	66,476	64,818	132,813	139,536	151,918	178,942	165,069
Income (loss) before income taxes	36,433	28,353	60,842	59,828	47,421	36,571	(250,953)
Income tax expense (benefit)	13,703	9,395	20,389	(112,247)	—	—	—
Net income (loss)	22,730	18,958	40,453	172,075	47,421	36,571	(250,953)
Balance Sheet Data (Year-End):
Interest-bearing deposits in other banks	$14,775	$3,480	$13,691	$4,256	$120,902	$180,839	$729,014
Investment securities(1)	1,537,090	1,474,141	1,467,305	1,660,046	1,698,593	1,493,925	705,345
Loans and leases	3,006,055	2,794,183	2,932,198	2,630,601	2,203,944	2,064,447	2,169,444
Allowance for loan and lease losses	66,924	83,599	74,040	83,820	96,413	122,093	192,854
Goodwill	—	—	—	—	—	—	—
Other intangible assets	27,278	31,145	29,697	32,783	37,499	41,986	44,639
Total assets	4,967,851	4,727,766	4,852,987	4,741,198	4,370,368	4,132,865	3,938,051
Core deposits(2)	3,376,603	3,194,096	3,306,133	3,093,279	3,006,657	2,786,215	2,796,144
Total deposits	4,182,322	4,002,578	4,110,300	3,936,173	3,680,772	3,443,528	3,132,947
Long-term debt	92,785	92,790	92,785	92,799	108,281	158,298	459,803
Total shareholders' equity	488,847	564,568	568,041	660,113	504,822	456,440	66,052
Per Share Data(3):
Basic earnings (loss) per share	$0.69	$0.49	$1.08	$4.10	$1.14	$3.36	$(171.13)
Diluted earnings (loss) per share	0.68	0.48	1.07	4.07	1.13	3.31	(171.13)
Cash dividends declared	0.24	0.16	0.36	0.16	—	—	—
Book value	15.52	15.73	16.12	15.68	12.06	10.93	(42.18)
Diluted weighted average shares outstanding (in thousands)	33,588	39,405	37,937	42,317	42,084	36,342	1,516
Financial Ratios:
Return (loss) on average assets	0.92%	0.80%	0.85%	3.73%	1.13%	0.90%	(5.74)%
Return (loss) on average shareholders' equity	8.54%	6.11%	6.80	27.70	9.81	9.83	(140.73)
Net income (loss) to average tangible shareholders' equity	8.70%	6.23%	6.93	28.34	10.17	10.41	(193.24)
Average shareholders' equity to average assets	10.82%	13.04%	12.50	13.47	11.49	9.17	4.08
Efficiency ratio(4)	71.60%	69.07%	70.93	74.20	84.19	102.36	151.83
Net interest margin(5)	3.30%	3.33%	3.32	3.19	3.10	3.09	2.91
Net loan charge-offs (recoveries) to average loans and leases	(0.20)%	0.07%	0.12	0.05	0.32	1.42	6.33
Nonaccrual loans to total loans and leases(6)	0.89%	1.32%	1.33	1.58	3.60	6.49	11.31
Allowance for loan and lease losses to total loans and leases	2.23	2.99	2.53	3.19	4.37	5.91	8.89
Allowance for loan and lease losses to nonaccrual loans(6)	249.44%	226.72%	189.42	201.55	121.53	91.17	78.62
Dividend payout ratio	35.29%	33.33%	33.64	3.93	N/A	N/A	N/A

(1)
Held-to-maturity securities at amortized cost, available-for-sale securities at fair value.

(2)
Noninterest-bearing demand, interest-bearing demand and savings deposits, and time deposits under $100,000.

(3)
On February 2, 2011, we effected a 1 for 20 reverse stock split on our outstanding common stock.

(4)
The efficiency ratio is a non-GAAP financial measure which should be read and used in conjunction with the Company's GAAP financial information. Comparison of our efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. Our efficiency ratio is derived by dividing other operating expense by net operating revenue (net interest income plus other operating income). See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Table 7. Reconciliation to Efficiency Ratio" in our Form 10-K incorporated herein by reference.

(5)
Computed on a taxable equivalent basis using an assumed income tax rate of 35%.

(6)
Nonaccrual loans include nonaccrual loans held for sale.

RISK FACTORS

        An investment in our common stock involves significant risks. You should carefully consider the risk factors set forth in this prospectus supplement, accompanying prospectus and the risk factors incorporated by reference herein and therein, as well as the other information included or incorporated by reference in this prospectus supplement and accompanying prospectus before making an investment decision. Certain risks related to us and our business are described under the heading "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 which is incorporated herein by reference. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, the risks faced by us described elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

 USE OF PROCEEDS

        We will receive no proceeds from shares of common stock sold by the selling shareholders in this offering.

SELLING SHAREHOLDERS

        The table below sets forth information with respect to the number of common shares beneficially owned by the selling shareholders as of July 31, 2015, the number of common shares being offered by the selling shareholders in this offering and the number of common shares to be beneficially owned by the selling shareholders assuming all the common shares offered by the selling shareholders in this offering are sold. The percentages below are calculated based on 31,329,533 common shares issued and outstanding as of July 31, 2015.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Percent	Common Shares Being Offered	Number of Common Shares Beneficially Owned	Percent
ACMO-CPF, L.L.C.(2) c/o Anchorage Capital Group, L.L.C. 610 Broadway, 6th Floor New York, New York 10012	2,769,312	8.8%	2,769,312	—	—%
Carlyle Financial Services Harbor, L.P.(3) c/o The Carlyle Group 1001 Pennsylvania Avenue, N.W. Washington, D.C. 20004	2,769,312	8.8%	2,769,312	—	—%

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any common shares over which such person has voting or investment power, and any common shares of which such person has the right to acquire beneficial ownership within 60 days of July 31, 2015.

(2)
Anchorage Capital Master Offshore, Ltd. is the sole member of ACMO-CPF, L.L.C. Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. Anchorage Capital Group, L.L.C. is the investment manager of each of ACMO-CPF, L.L.C. and

  Anchorage Capital Master Offshore, Ltd. Mr. Anthony Davis is the President of Anchorage Capital Group, L.L.C. and a managing member of Anchorage Advisors Management, L.L.C. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage Capital Group, L.L.C. and the other managing member of Anchorage Advisors Management, L.L.C. As such, each of those persons may be deemed to have voting and dispositive power of the common shares held by ACMO-CPF, L.L.C. Each of those persons disclaims beneficial ownership of the common shares held by ACMO-CPF, L.L.C except for any pecuniary interest therein.

(3)
Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of common stock owned of record by Carlyle Financial Services Harbor, L.P.

        Each of Carlyle and Anchorage acquired its common shares as part of the private placement, which we completed on February 18, 2011, at a price of $10 per share pursuant to investment agreements we entered into with them ("Investment Agreements"). Pursuant to the terms of the Investment Agreements, we agreed to nominate a designee of each of Carlyle and Anchorage to serve on our Board of Directors and the Board of Directors of Central Pacific Bank so long as Carlyle and Anchorage, as the case may be, owned at least 10% of our outstanding common stock. Mr. Alvaro J. Aguirre and Mr. James F. Burr served as the director designees of Anchorage and Carlyle, respectively, until June 15, 2015, when they resigned following consummation of the transactions contemplated by the June Underwriting Agreement, whereby each of Carlyle's and Anchorage's ownership of our common stock fell below 10% of our outstanding common shares. So long as such investor owns at least 5% of our outstanding common stock, each of Carlyle and Anchorage, as the case may be, is entitled to have an observer attend our Board meetings and the bank's Board meetings. Neither Carlyle nor Anchorage has exercised its right to appoint a board observer.

        As described above, each of Carlyle and Anchorage sold 3,802,694 shares of our common stock pursuant to the March Underwriting Agreement at a price of $23.01 per share. We repurchased 3,259,452 of those shares from the Selling Shareholder Underwriter for an aggregate purchase price of approximately $75 million, excluding fees and expenses. In addition, each of Carlyle and Anchorage sold to the Selling Shareholder Underwriter 1,500,000 shares of our common stock pursuant to the June Underwriting Agreement at a price of $22.15 per share. Except as described above, neither Carlyle nor Anchorage has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

MARKET FOR COMMON SHARES AND DIVIDEND POLICY

Price Range of Common Shares

        Our common shares are traded on the NYSE under the symbol "CPF."

        The following table sets forth the quarterly high and low closing sales prices of our common shares on the NYSE and dividends declared per share for each quarterly period within 2015, 2014 and 2013:

	Market Prices
			Dividends Declared
2015	High	Low
Third quarter (through July 31, 2015)	$24.28	$22.82	$0.12
Second quarter	24.51	22.37	0.12
First quarter	25.11	18.96	0.12

2014	High	Low	Dividends Declared
Fourth quarter	21.61	17.51	0.10
Third quarter	20.38	17.12	0.10
Second quarter	20.75	17.64	0.08
First quarter	20.52	17.76	0.08

2013	High	Low	Dividends Declared
Fourth quarter	20.26	17.14	0.08
Third quarter	19.21	16.75	0.08
Second quarter	18.84	14.71	—
First quarter	16.65	15.20	—

  Dividends

        The holders of our common stock share proportionately, on a per share basis, in all dividends and other distributions declared by our Board of Directors. Under the terms of our trust preferred securities, our ability to pay dividends with respect to common stock is restricted if our obligations under our trust preferred securities are not current. Our obligations on our outstanding trust preferred securities have been current since the first quarter of 2013.

        Additionally, our ability to pay dividends depends on our ability to obtain dividends from our bank. As a Hawaii state-chartered bank, the bank may only pay dividends to the extent it has retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. As of June 30, 2015, the bank had Statutory Retained Earnings of $58.7 million.

        Dividends are payable at the discretion of the Board of Directors and there can be no assurance that the Board of Directors will continue to declare dividends at the same rate, or at all, in the future. Our ability to pay cash dividends to our shareholders is subject to restrictions under federal and Hawaii law, including restrictions imposed by the FRB and covenants set forth in various agreements we are a party to, including covenants set forth in our subordinated debentures.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion supplements the discussion appearing on page 39 of the accompanying prospectus regarding material United States federal income tax consequences to U.S. holders and non-U.S. holders of the ownership and disposition of shares of common stock.

  Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        Pursuant to sections 1471 through 1474 of the Internal Revenue Code, commonly known as the Foreign Account Tax Compliance Act (FATCA), a 30% withholding tax may be imposed on certain payments that are made to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends including deemed dividends and the gross proceeds from the sale or other disposition of stock or warrants that can produce U.S.-source dividends. Accordingly, withholding would, if applicable, apply to payments of dividends on your common stock. In addition, withholding would apply to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of common stock) made on or after January 1, 2017.

UNDERWRITING

        We and the selling shareholders have entered into an underwriting agreement with Citigroup Global Markets Inc. and UBS Securities LLC, the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the selling shareholders has severally agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, 2,769,312 shares of common stock or 5,538,624 shares in the aggregate.

        The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares if they purchase any of the common shares.

        The underwriters propose to offer our shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part. In connection with the sale of our shares of common stock offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling our common shares to or through dealers, and such dealers may receive compensation in the form of discounts or commissions from the underwriters and/or purchasers of our shares of common stock for whom they may act as agents or to whom they may sell as principals.

        The underwriters have agreed, severally and not jointly, to purchase the shares of our common stock from the selling shareholders at a price of $             per share, which will result in approximately $             million of proceeds to the selling shareholders.

        Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We estimate that our share of the total expenses of this offering, including registration, filing and listing fees, printing fees and legal, advisory and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $125,000. The selling shareholders have agreed to reimburse us for our third-party fees and expenses for this offering.

        A prospectus supplement in electronic format may be made available on the websites maintained by the underwriters, or one or more selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters to the selling group members that may make Internet distributions on the same basis as other allocations.

        We, each of our executive officers and directors and the selling shareholders have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 45 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any class or series of our common shares, any of our securities that are substantially similar to any of our common shares or any of our securities convertible into, exchangeable or exercisable for, or that represent the right to receive any of our common shares or any of our securities that are substantially similar to any class or series of our common shares, without, in each case, the prior written consent of the underwriters. These restrictions are expressly agreed to preclude us, and our officers and directors and the selling shareholders, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of our common shares or other securities, in cash or otherwise. The 45 day restricted period will be automatically extended if (1) during the last 17 days of the 45 day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 45 day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16 day period beginning on the last day of the 45 day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The restrictions described in the preceding paragraph will not apply to (1) the issuance by us of common shares, and options to purchase common shares, pursuant to stock plans, as those plans are in effect on the date of this prospectus supplement; (2) the issuance by us of our common shares upon the exercise of stock options or other securities convertible into or exchangeable for common shares that are outstanding as of the date of this prospectus supplement, and the issuance by us of common shares upon the exercise of stock options or other securities convertible into or exchangeable for common stock issued after the date of this prospectus supplement under stock plans referred to in clause (1) of this sentence; (3) a bona fide gift or gifts by any of our officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (4) a transfer by any of our officers or directors to any trust for the direct or indirect benefit of that officer or director or his or her immediate family, provided that the trustee of the trust agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value; (5) a transfer by any of our officers or directors in connection with sales or transfers of common stock to the Company solely in connection with the "net" or "cashless" exercise or settlement of Company stock options, restricted stock or restricted stock units for the purpose of exercising or settling such stock options, restricted stock, restricted stock units, provided that any remaining common stock received upon such exercise or settlement will be subject to the restrictions set forth in the preceding paragraph; (6) the disposition of shares of common stock by our officers or directors to the Company solely in connection with the payment of taxes due with respect to the vesting of restricted stock awards or the exercise or settlement of restricted stock units issued pursuant to the Company's equity incentive plans; (7) transfers by our officers or directors to any person pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction that would, without the participation of such person, result in a change of control; (8) a bona fide gift or gifts by any of the selling shareholders, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (9) transfers by any of the selling shareholders to any affiliates, provided that such affiliated transferees agree in writing to be bound by the restrictions in the lock-up agreement; (10) transfers by any of the selling shareholders to any person pursuant to a merger, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction that would, without the participation of the selling shareholder, result in a change of control; (11) transfers by any of the selling shareholders, in the event of any waiver or termination by the underwriters of the restrictions described in the preceding paragraphs with respect to the common shares of any other shareholder (other than a Company director or officer), to the same extent of such waiver or termination, on a pro rata basis based on the number of common shares subject to all such restrictions or (12) in the case of Carlyle, transfers in connection with a guarantee and pledge agreement it has entered into with The Bank of N.T. Butterfield and Son Limited. For purposes of this paragraph, "immediate family" shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

        The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        Our common stock is listed on the NYSE under the symbol "CPF."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than the underwriters are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. The underwriters may close out any covered short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act, the underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or the selling shareholders or their respective affiliates, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer or the selling shareholders or their respective affiliates. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus supplement and certain other legal matters will be passed upon for us by Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp. Mr. Ching holds shares of our common stock and options to acquire shares of our common stock. Certain legal matters will be passed upon for us by Carlsmith Ball LLP, Los Angeles, California, and Manatt, Phelps & Phillips, LLP, San Francisco, California. Sullivan & Cromwell LLP, Los Angeles, California, has acted as counsel for the underwriters in connection with this offering.

EXPERTS

        Our consolidated financial statements as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, and the effectiveness of our internal control over financial reporting as of December 31, 2014, have been incorporated by reference in this prospectus supplement in reliance upon the reports of KPMG LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Up to 21,775,595 Shares of Common Stock
Warrant to purchase up to 79,288 Shares of Common Stock

        This prospectus relates to the potential offer and sale from time to time of up to 21,775,595 shares of our common stock, no par value per share (the "Common Stock" or "Common Shares"), which includes 79,288 Common Shares issuable upon exercise of a warrant to purchase Common Shares that was issued to the United States Department of the Treasury ("Treasury") on January 9, 2009 and amended and restated on February 18, 2011 (the "TARP Warrant"), by certain selling shareholders identified herein, including Treasury (the "Initial Selling Shareholders"). In addition, this prospectus relates to the potential offer and sale of the TARP Warrant. We are registering the resale of the Common Shares and the TARP Warrant as required by our agreements with the respective Initial Selling Shareholders.

        The Initial Selling Shareholders, together with their respective successors, including transferees, which we collectively refer to as the "Selling Shareholders," may offer all or a portion of the Common Shares and the TARP Warrant from time to time, in amounts and on terms determined at the time of the offering. The Common Shares and the TARP Warrant may be sold by any means described in the section of this prospectus entitled "Plan of Distribution" beginning on page 24. If the Common Shares and/or the TARP Warrant are sold through underwriters, broker-dealers or agents, then the Selling Shareholders will be responsible for underwriting discounts or commissions or agents' commissions. In connection with the offer and sale of any of the Common Shares or the TARP Warrant, we may provide one or more supplements to this prospectus that will contain additional information about the specific offering and terms of the Common Shares and/or the TARP Warrant being offered thereby. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before making an investment decision with respect to any of our Common Shares and/or the TARP Warrant.

        We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. We will, however, receive cash proceeds of up to $792,880 if the TARP Warrant is exercised in full for cash, but will receive no cash if and to the extent the TARP Warrant is exercised pursuant to the net, or "cashless," exercise feature of the TARP Warrant.

        Our Common Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "CPF." On March 6, 2012, the closing price of our Common Shares on the NYSE was $12.83 per share. The TARP Warrant is not listed on an exchange, and we do not intend to list the TARP Warrant on any exchange.

        Investing in our securities involves certain risks. You should read the "Risk Factors" section beginning on page 9 of this prospectus before investing in our securities.

        None of the U.S. Securities and Exchange Commission, the Hawaii Division of Financial Institutions, the Federal Deposit Insurance Corporation (the "FDIC"), the Board of Governors of the Federal Reserve System, any state securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        None of our securities are deposit accounts nor are they insured or guaranteed by the FDIC or any other governmental agency.

The date of this prospectus is March 9, 2012

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 (the "Registration Statement") that we filed with the U.S. Securities and Exchange Commission (the "SEC") using a "shelf" registration process. Under this shelf registration process, the Selling Shareholders may, from time to time, offer and sell, in one or more offerings, the Common Shares and the TARP Warrant as described in this prospectus.

        We may provide a prospectus supplement containing specific information about the terms of a particular offering by the Selling Shareholders. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by information in any prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See "Where You Can Find More Information."

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus and any prospects supplement. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares and/or the TARP Warrant covered by this prospectus. We are not making an offer to sell any securities in any jurisdiction where the offer or sale is not permitted.

        When we refer to "the Company," "we," "us" or "our," we mean Central Pacific Financial Corp. and our subsidiaries. When we refer to "Central Pacific Financial Corp." or to the "holding company," we are referring to the Central Pacific Financial Corp. on a standalone basis. We refer to Central Pacific Bank herein as "our bank" or "the bank."

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-3 with the SEC covering the Common Shares and the TARP Warrant that may be sold under this prospectus. For further information on the Company and our securities, you should refer to our registration statement and its exhibits. As permitted by the rules and regulations of the SEC, the registration statement that contains this prospectus includes additional information not contained in this prospectus. This prospectus also summarizes material provisions of contracts and other documents to which we refer you. Because this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) 732-0330 for further information on its public reference room. In addition, our SEC filings are available to the public on the SEC's web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

        The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until all of the Common Shares and the TARP Warrant have been sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

  •
  the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

  •
  the Company's Current Report on Form 8-K filed on January 27, 2012;

  •
  the Company's Definitive Proxy Statement related to its 2012 annual meeting of shareholders, as filed with the SEC on February 29, 2012; and

  •
  the description of our Common Stock and associated Preferred Share Purchase Rights (as defined below) set forth in our Registration Statements on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

        We will provide you without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents that are referred to in this prospectus. Requests should be directed to: Glenn K.C. Ching, Senior Vice President, Corporate Secretary and General Counsel of Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in our future filings with the SEC, in press releases and in oral and written statements made by or with the approval of us that constitute forward-looking statements within the meaning of the PSLRA. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company, management or the Board of Directors, including those relating to regulatory actions, business plans, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

        Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

  •
  the effect of, and our failure to comply with all of the requirements of, the Memorandum of Understanding with the FDIC and the Hawaii Division of Financial Institutions ("DFI"), effective May 5, 2011, the Written Agreement with the Federal Reserve Bank of San Francisco and DFI, dated July 2, 2010, and any further regulatory orders;

  •
  our ability to continue to make progress on our recovery plan;

  •
  oversupply of inventory and adverse conditions in the Hawaii and California real estate markets and recurring weakness in the construction industry;

  •
  adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, further deterioration in asset quality and further losses in our loan portfolio;

  •
  the impact of local, national, and international economies and events (including natural disasters such as wildfires, tsunamis and earthquakes) on the Company's business and operations and on tourism, the military, and other major industries operating within the Hawaii market and any other markets in which the Company does business;

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  deterioration or malaise in economic conditions, including the continued destabilizing factors in the financial industry and deterioration of the real estate market, as well as the impact of declining levels of consumer and business confidence in the state of the economy in general and in financial institutions in particular;

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  the impact of regulatory action on the Company and legislation affecting the banking industry generally;

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  changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

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  the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), including the rules and regulations promulgated by the Consumer Financial Protection Bureau, other regulatory reform, including but not limited to government-sponsored enterprise reform, and any related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions;

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  the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

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  the effects of, and changes in, trade, monetary and fiscal policies and laws, including the interest rate policies of the Board of Governors of the Federal Reserve Board;

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  inflation, interest rate, securities market and monetary fluctuations;

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  negative trends in our market capitalization and adverse changes in the price of our Common Shares;

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  political instability;

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  acts of war or terrorism;

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  changes in consumer spending, borrowings and savings habits;

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  technological changes;

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  changes in the competitive environment among financial institutions and other financial service providers;

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  the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

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  our ability to retain and attract skilled employees;

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  changes in our organization, compensation and benefit plans; and

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  our success at managing the risks involved in the foregoing items.

        Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to, and explicitly disclaim any intention to, update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events except as required by law.

 PROSPECTUS SUMMARY

        The following summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus and does not contain all of the information that we believe you should consider in making your investment decision. You should read carefully this entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference in this prospectus before making your investment decision.

 Central Pacific Financial Corp.

Company Overview

        Central Pacific Financial Corp. is a Hawaii corporation and a bank holding company. Our principal business is to serve as a holding company for our bank subsidiary, Central Pacific Bank.

        Central Pacific Bank is a full-service commercial bank with 34 branches and 120 ATMs located throughout the state of Hawaii. The bank offers a broad range of products and services including accepting time and demand deposits and originating loans, including commercial loans, construction loans, commercial and residential mortgage loans, and consumer loans.

        At December 31, 2011, we had total assets of approximately $4.1 billion, loans and leases of $2.1 billion and total deposits of $3.4 billion.

        Our Common Stock is traded on the NYSE under the ticker symbol "CPF." Our principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813, and our telephone number is (808) 544-0500. Our internet address is http://www.centralpacificbank.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Recapitalization; Capital and Regulatory Developments

  Recapitalization

        Last year we completed the following transactions as part of our recapitalization:

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  a one-for-twenty reverse stock split of our Common Shares on February 2, 2011 (the "Reverse Stock Split"), for which shareholder approval was obtained on May 24, 2010;

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  a capital raise of $325 million in a private placement (the "Private Placement") that was completed on February 18, 2011, at a price of $10 per share, with investments from (1) affiliates of each of The Carlyle Group ("Carlyle") and Anchorage Capital Group, L.L.C. ("Anchorage" and, together with Carlyle, the "Lead Investors"), pursuant to investment agreements with each of the Lead Investors (collectively, the "Investment Agreements") and (2) various other investors, including certain of our directors and officers (the "Additional Investors" and, together with the Lead Investors, the "Investors"), pursuant to subscription agreements with each of the Investors;

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  concurrently with the Private Placement, (1) the exchange (the "TARP Exchange") of 135,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, no par value per share and liquidation preference $1,000 per share (the "TARP Preferred Stock"), held by Treasury, and accrued and unpaid dividends thereon, for 5,620,117 Common Shares, and (2) the amendment and restatement of the warrant issued to Treasury on January 9, 2009 to, among other things, reflect an exercise price of $10 per share; and

  •
  a rights offering whereby shareholders of record as of 5:00 p.m., Eastern time, on February 17, 2011, and their transferees purchased approximately 2,000,000 Common Shares following the expiration of the rights offering on May 6, 2011 at the same price per share paid by the Investors in the Private Placement (the "Rights Offering").

  Sale of a Portion of the Stock Held by Treasury

        On June 22, 2011, Treasury completed the underwritten sale of 2,850,000 shares of our Common Stock that it had previously acquired in the TARP Exchange.

  Protection of our Net Operating Loss Carry-Overs

        We have generated significant net operating loss carry-overs ("NOLs") as a result of our recent losses. Our ability to use these NOLs to offset future taxable income will be limited, if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code ("Section 382"). In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change under Section 382, on May 2, 2011, following shareholder approval, we filed an amendment to our Restated Articles of Incorporation to restrict transfers of our Common Shares, if the effect of the transfer would be to cause the transferee to become the beneficial owner of 4.99% or more of our Common Shares (a "Threshold Holder") or cause the beneficial ownership of our Common Shares by any Threshold Holder to increase (the "Protective Charter Amendment"). The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors of the Company (the "Board of Directors") determines the Protective Charter Amendment is no longer necessary for the preservation of our NOLs, and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest. We had previously adopted a Tax Benefits Preservation Plan to protect our NOLs. The Tax Benefits Preservation Plan provides an economic disincentive for any person, together with its affiliates, to become the beneficial owner of 4.99% or more of our Common Shares.

        You should carefully consider all of the terms and conditions of our Restated Articles of Incorporation and our Tax Benefits Preservation Plan before making an investment decision with respect to any of our Common Shares and/or the TARP Warrant.

  Regulatory Agreements

        In May 2011, the members of the Board of Directors of the bank entered into a Memorandum of Understanding (the "Bank MOU") with the FDIC and the Hawaii Division of Financial Institutions ("DFI"), effective May 5, 2011, which replaced the Consent Order (the "Consent Order") the Board of Directors of the bank agreed to with the FDIC and DFI in December 2009. The Bank MOU contains a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to Central Pacific Financial Corp. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from the 10% requirement in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

        In addition to the Bank MOU, the holding company continues to be subject to a Written Agreement (the "Agreement") with the Federal Reserve Bank of San Francisco (the "FRBSF") and DFI dated July 2, 2010, which supersedes in its entirety the Memorandum of Understanding that the holding company entered into on April 1, 2009 with the FRBSF and DFI. Among other matters, the Agreement provides that unless the holding company receives the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from Central Pacific Bank; (iii) directly or through any non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our Common Stock. The Agreement also requires that our Board of Directors fully utilize the holding company's financial and managerial resources to ensure that the bank complies with the Bank MOU and any other supervisory action taken by the bank's regulators. Central Pacific Financial Corp. was also required to submit to the FRBSF an acceptable capital plan to maintain the capital requirements of the Bank MOU and cash flow projection.

        We believe that we are in compliance in all material respects with the material terms of the Bank MOU and the Agreement and are meeting the timelines for compliance set out in such agreements subject to our continuing efforts to improve our core earnings and reduce the level of our non-performing assets. However, we cannot assure you whether or when the Company and the bank will be in full compliance with the agreements with the regulators or whether or when the Agreement and the Bank MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities and may also continue to impose capital ratio requirements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. We will, however, receive cash proceeds of up to $792,880 if the TARP Warrant is exercised in full for cash, but will receive no cash if and to the extent the TARP Warrant is exercised pursuant to the net, or "cashless," exercise feature of the TARP Warrant.

RISK FACTORS

        An investment in our securities involves various risks. You should carefully consider the risks described below and the risk factors incorporated by reference herein, as well as the other information included or incorporated by reference in this prospectus and in any prospectus supplement before making an investment decision. Certain risks related to us and our business are described under the heading "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and are incorporated herein by reference. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and the documents incorporated by reference herein.

Risk Factors Related to our Business

We continue to be subject to a number of requirements and prohibitions under regulatory orders imposed on us and we cannot assure you whether or when such orders will be lifted.

        The Bank MOU continues a number of the same requirements previously required by the Consent Order, including the maintenance of an adequate allowance for loan and lease losses, improvement of our asset quality, limitations on credit extensions, maintenance of qualified management and the prohibition on cash dividends to the Company, among other matters. In addition, the Bank MOU requires the bank to further reduce classified assets below the level previously required by the Consent Order. The Bank MOU lowers the minimum leverage capital ratio that the bank is required to maintain from 10% in the Consent Order to 8% and does not mandate a minimum total risk-based capital ratio.

        In addition, the Agreement provides that unless we receive the consent of the FRBSF and DFI, we cannot: (i) pay dividends; (ii) receive dividends or payments representing a reduction in capital from the bank; (iii) directly or through our non-bank subsidiaries make any payments on subordinated debentures or trust preferred securities; (iv) directly or through any non-bank subsidiaries incur, increase or guarantee any debt; or (v) purchase or redeem any shares of our stock. The Agreement requires that the Board of Directors fully utilize the Company's financial and managerial resources to ensure that the bank complies with the Bank MOU and other regulatory orders.

        Even though the Consent Order has been replaced by the Bank MOU, the bank remains subject to a number of requirements as described above. We believe that we are in compliance in all material respects with the material terms of the Bank MOU and the Agreement and are meeting the timelines for compliance set out in such agreements subject to our continuing efforts to improve our core earnings and reduce the level of our non-performing assets. However, we cannot assure you whether or when the Company and the bank will be in full compliance with the agreements with the regulators or whether or when the Agreement and the Bank MOU will be terminated. Even if terminated, we may still be subject to other agreements with regulators that restrict our activities and may also continue to impose capital ratio requirements. The requirements and restrictions of the Agreement and the Bank MOU are judicially enforceable and the Company or the bank's failure to comply with such requirements and restrictions may subject the Company and the bank to additional regulatory restrictions including: the imposition of a new consent order; the imposition of civil monetary penalties; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; the appointment of a conservator or receiver for the bank; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, if we again fall below the capital ratio requirements; and the enforcement of such actions through injunctions or restraining orders.

In addition to the Bank MOU and the Agreement, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

        In addition to the requirements of the Bank MOU and the Agreement, we are subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change. In addition, regulations may be adopted which increase our deposit insurance premiums and enact special assessments which could increase expenses associated with running our business and adversely affect our earnings.

        There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. In addition to governmental supervision and regulation, we are subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. We are subject to the rules and regulations of the FRBSF, FDIC and DFI and may be subject to the rules and regulations promulgated by the Consumer Financial Protection Bureau which was recently created pursuant to the Dodd-Frank Act. If we fail to comply with federal and state bank regulations, the regulators may limit our activities or growth, impose fines on us or ultimately cease our operations. Banking laws and regulations change from time to time. Bank regulations can hinder our ability to compete with financial services companies that are not regulated in the same manner or are less regulated. Federal and state bank regulatory agencies regulate many aspects of our operations. These areas include:

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  the capital that must be maintained;

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  the kinds of activities that can be engaged in;

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  the kinds and amounts of investments that can be made;

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  the locations of offices;

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  insurance of deposits and the premiums that we must pay for this insurance; and

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  how much cash we must set aside as reserves for deposits.

        In particular, President Obama signed the Dodd-Frank Act into law on July 21, 2010. The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the United States. While the full effects of the legislation on us cannot yet be determined, it could result in higher compliance and other costs as a result of new regulations and new regulatory initiatives, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect our business.

        In addition, bank regulatory authorities have the authority to bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the authority. Possible enforcement actions against us could include a federal conservatorship or receivership for the bank, the issuance of additional orders that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to enter into a strategic transaction, whether by merger or otherwise, with a third party, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders.

Despite signs of stabilization, uncertainty about the global and U.S. economies could have an adverse effect on us.

        Although general economic trends and market conditions continue to show signs of stabilization, concerns about the global and U.S. economies still remain, including weak consumer confidence, relatively high unemployment rates and increased volatility in both energy prices and the capital markets. In addition, growing government indebtedness, a large budget deficit, and concerns over the federal debt ceiling have exacerbated the uncertainty surrounding a sustained economic recovery. Further concerns about the Euro-zone government debt crisis and the credit ratings of global and European financial institutions could negatively impact the global financial system and adversely affect any economic recovery in the United States. On August 2, 2011, legislation was enacted to increase the federal debt ceiling and to reduce future spending levels by as much as $2.4 trillion over the next 10 years. On August 5, 2011, Standard & Poor's ("S&P") downgraded the U.S. long-term debt rating from its AAA rating to AA+. On August 8, 2011, S&P downgraded from AAA to AA+ the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. While the potential effects of these downgrades are difficult to determine, they could raise borrowing costs and adversely impact the mortgage and housing markets, any of which could have one or more of the following adverse impacts on us: (i) loan delinquencies may increase; (ii) problem assets and foreclosures may increase leading to higher loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may decrease; and (v) collateral for loans made by us, especially involving real estate, may decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with our existing loans.

Difficult economic and market conditions have adversely affected our industry and renewed economic slowdown in Hawaii or a worsening of current market conditions in general would result in additional adverse effects on us.

        The U.S. economy entered into one of the longest economic recessions to have occurred since the Great Depression of the 1930's in December 2007. Although general economic trends and market conditions have since stabilized to some degree, a renewed economic slowdown in Hawaii or a worsening of current market conditions in general would likely result in additional adverse effects on us, including: (i) loan delinquencies may increase; (ii) problem assets and foreclosures may increase leading to more loan charge-offs; (iii) demand for our products and services may decline; (iv) low cost or non-interest bearing deposits may decrease; and (v) collateral for loans made by us, especially involving real estate, may continue to decline in value, in turn reducing customers' borrowing power and reducing the value of assets and collateral associated with our existing loans.

        Furthermore, unlike larger national or other regional banks that are more geographically diversified, our business and operations are closely tied to the Hawaii market. The Hawaii economy relies on tourism, real estate, government and other service-based industries. Declines in tourism, increases in energy costs, the availability of affordable air transportation, adverse weather and natural disasters, and local budget issues impact consumer and corporate spending. As a result, such events may contribute to the deterioration in Hawaii's general economic condition, which could adversely impact us and our borrowers.

        The high concentration of commercial real estate and construction loans in our portfolio, combined with the deterioration in these sectors caused by the economic downturn, had and may continue to have a significantly more adverse impact on our operating results than many other banks across the nation. Although we have taken a number of steps to reduce our credit risk exposure over the past several quarters, we still had $195.6 million in nonperforming assets at December 31, 2011. If our borrowers continue to experience financial difficulty, or if property values securing our real estate loans decline further, we will continue to incur elevated credit costs due to the composition of our loan portfolio even if market conditions stabilize or improve.

Our Hawaii and, to a lesser extent, California commercial real estate and construction loan operations have a considerable effect on our results of operations.

        The performance of our Hawaii and California commercial real estate and construction loans depends on a number of factors, including the continued stabilization and eventual improvement of the real estate markets in which we operate. As we have seen in the Hawaii and California construction and commercial real estate markets since the latter part of 2007, the strength of the real estate market and the results of our operations could continue to be negatively affected by the economic downturn. While we are no longer originating new loans out of our Mainland operations, we still have a sizable California loan portfolio and the performance of that portfolio continues to be subject to market conditions in California.

        As we have seen in recent years, declines in the market for commercial property are causing commercial borrowers to suffer losses on their projects and they may be unable to repay their loans. Defaults of these loans or further deterioration in the credit worthiness of any of these borrowers would further negatively affect our financial condition, results of operations and prospects. Declines in housing prices and the supply of existing houses for sale are causing residential developers who are our borrowers to also suffer losses on their projects and encounter difficulty in repaying their loans. Although during the year ended December 31, 2011, we saw improvement in our credit risk profile and significant reductions in our nonperforming assets, which resulted in a credit to our provision for loan and lease losses of $40.7 million, from the third quarter of 2007 through 2010 we significantly increased our provision for loan and lease losses as a result of these challenging conditions. During the year ended December 31, 2010, our provision for loan and lease losses amounted to $159.5 million, compared to $348.8 million in 2009 and $171.7 million in 2008. As of December 31, 2011, our percentage of nonperforming assets to total loans and leases, loans held for sale and other real estate was 8.99%, compared to 13.18% as of December 31, 2010 and 15.85% as of December 31, 2009. We cannot assure you that we will have an adequate provision for loan and lease losses to cover future losses. If we suffer greater losses than we are projecting, our recovery plan and the ability to improve our position will be materially adversely affected.

Our allowance for loan and lease losses may not be sufficient to cover actual loan losses, which could adversely affect our results of operations. Additional loan losses may occur in the future and may occur at a rate greater than we have experienced to date.

        As a lender, we are exposed to the risk that our loan customers may not repay their loans according to their terms and that the collateral or guarantees securing these loans may be insufficient to assure repayment. Although during the year ended December 31, 2011, we recorded a credit to our provision for loan and lease losses amounting to $40.7 million, for the year ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively, our provision for loan and lease losses amounted to $159.5 million, $348.8 million and $171.7 million, respectively. Our current allowance for loan and lease losses may not be sufficient to cover future loan losses. We may experience significant loan losses that could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, which are regularly reevaluated and are based in part on:

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  current economic conditions and their estimated effects on specific borrowers;

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  an evaluation of the existing relationships among loans, potential loan losses and the present level of the allowance for loan and lease losses;

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  results of examinations of our loan portfolios by regulatory agencies; and

  •
  management's internal review of the loan portfolio.

        In determining the size of the allowance for loan and lease losses, we rely on an analysis of our loan portfolio, our experience and our evaluation of general economic conditions, as well as the requirements of the Bank MOU and other regulatory input. If our assumptions prove to be incorrect, our current allowance for loan and lease losses may not be sufficient to cover the losses. Because of the uncertainty in the economy, volatility in the credit and real estate markets, including specifically, the deterioration in the Hawaii and California real estate markets and our high concentration of commercial real estate and construction loans, we made significant adjustments to our allowance for loan and lease losses over the past several years and may need to make additional adjustments in the future. In addition, third parties, including our federal and state regulators, periodically evaluate the adequacy of our allowance for loan and lease losses and may communicate with us concerning the methodology or judgments that we have raised in determining the allowance for loan and lease losses. As a result of this input, we may be required to assign different grades to specific credits, increase our provision for loan and lease losses, and/or recognize further loan charge offs.

A large percentage of our real estate loans are construction loans which involve the additional risk that a project may not be completed, increasing the risk of loss.

        Approximately 9% of our real estate loan portfolio as of December 31, 2011 was comprised of construction loans. Fifty-six percent of these construction loans were in Hawaii while 44% were located on the mainland. Many of our construction loans are reliant upon sponsors and/or guarantors for additional support. Repayment of construction loans is dependent upon the successful completion of the construction project, on time and within budget, and the successful sale of a completed project or the conversion of the construction loan into a term loan. If a borrower is unable to complete a construction project or if the marketability or value of the completed development is impaired, proceeds from the sale of the subject property may be insufficient to repay the loan.

        During the years ended December 31, 2008, December 31, 2009 and December 31, 2010, our construction loan portfolio was significantly impacted by an increase in loan delinquencies and defaults, as well as declining collateral values resulting from the downturn in the commercial real estate markets in Hawaii and California and the significant negative impact this had on our borrowers, guarantors, and many of the projects securing our construction loans. Although economic conditions stabilized and showed signs of improvement in 2011, our construction loan portfolio may continue to experience material credit losses due to our concentration of loans with exposure to this sector combined with the continuing uncertainty of some of our construction borrowers and guarantors.

A large percentage of our loans are collateralized by real estate and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

        Our results of operations have been, and in future periods, will continue to be significantly impacted by the economy in Hawaii, and to a lesser extent, other markets we are exposed to including California. Approximately 85% of our loan portfolio as of December 31, 2011 was comprised of loans primarily collateralized by real estate, with the majority of these loans concentrated in Hawaii.

        Deterioration of the economic environment in Hawaii, California or other markets we are exposed to, including a continued decline or worsening declines in the real estate market and single-family home resales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past four years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. As a result of our particularly high concentration of commercial real estate and construction loans, the risk within our portfolio is higher than many financial institutions and, as a result, our portfolio had been and remains particularly susceptible to significant credit losses during economic downturns and adverse changes in the real estate market. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that we will continue to experience elevated levels of credit losses and higher provisions for loan and lease losses even if the overall real estate market continues to stabilize or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of many of our commercial real estate borrowers and guarantors.

Our ability to use net operating loss carry forwards to reduce future tax payments may be limited or restricted.

        We have generated significant NOLs as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

        In order to reduce the likelihood that transactions in our Common Shares would result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares. To further protect our NOL carry forwards, on May 2, 2011, we filed the Protective Charter Amendment to restrict transfers of our Common Shares, if the effect of the transfer would cause the transferee to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares (a "Threshold Holder") or cause the beneficial ownership of our Common Shares by any Threshold Holder to increase. However, we cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

        The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

Our ability to maintain adequate sources of funding and liquidity and required capital levels may be negatively impacted by uncertainty in the economic environment which may, among other things, impact our ability to satisfy our obligations.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of investments or loans, and other sources would have a substantial negative effect on our liquidity.

Our access to funding sources in amounts adequate to finance our activities on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include concerns regarding the continued deterioration in our financial condition, increased regulatory actions against us and a decrease in the level of our business activity as a result of a downturn in the markets in which our loans or deposits are concentrated. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial industry in light of the recent turmoil faced by banking organizations and the credit markets.

        The management of liquidity risk is critical to the management of our business and our ability to service our customer base. In managing our balance sheet, our primary source of funding is customer deposits. Our ability to continue to attract these deposits and other funding sources is subject to variability based upon a number of factors including volume and volatility in the securities' markets, our financial condition, our credit rating and the relative interest rates that we are prepared to pay for these liabilities. The availability and level of deposits and other funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, which perception can change quickly in response to market conditions or circumstances unique to a particular company. Concerns about our past and future financial condition or concerns about our credit exposure to other persons could adversely impact our sources of liquidity, financial position, including regulatory capital ratios, results of operations and our business prospects.

        If the level of deposits were to materially decrease, we would need to raise additional funds by increasing the interest that we pay on certificates of deposits or other depository accounts, seek other debt or equity financing or draw upon our available lines of credit. We rely on commercial and retail deposits, and to a lesser extent, advances from the FHLB and the Federal Reserve discount window, to fund our operations. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future if, among other things, our results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change.

        Our line of credit with the FHLB serves as our primary outside source of liquidity. The Federal Reserve discount window also serves as an additional outside source of liquidity. Borrowings under this arrangement are through the Federal Reserve's secondary facility and are subject to providing additional information regarding the financial condition of the bank and reasons for the borrowing. The duration of borrowings from the Federal Reserve discount window are generally for a very short period, usually overnight. In the event that these outside sources of liquidity become unavailable to us, we will need to seek additional sources of liquidity, including selling assets. We cannot assure you that we will be able to sell assets at a level to allow us to repay borrowings or meet our liquidity needs.

        We constantly monitor our activities with respect to liquidity and evaluate closely our utilization of our cash assets; however, there can be no assurance that our liquidity or the cost of funds to us may not be materially and adversely impacted as a result of economic, market, or operational considerations that we may not be able to control.

Because of our participation in the Troubled Asset Relief Program ("TARP") and under the terms of our exchange agreement with Treasury, we are subject to restrictions on compensation paid to our executives, which may make it difficult to attract and retain key members of management.

        Pursuant to the terms of the TARP Capital Purchase Program, we adopted certain standards for executive compensation and corporate governance for the period during which Treasury owns any debt or equity securities acquired pursuant to TARP. These standards generally apply to our five most highly compensated senior executive officers, including our President and Chief Executive Officer and Chief

Financial Officer, and/or certain of these restrictions also apply up to the next 20 most highly compensated senior executives. The standards include, among other things:

  •
  ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution;

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  a required clawback of any bonus or incentive compensation paid to a senior executive officer and the next twenty most highly compensated employees based on materially inaccurate financial statements or any other materially inaccurate financial performance metric criteria;

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  a prohibition on making golden parachute payments to senior executive officers and the next five most highly compensated employees;

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  an agreement not to deduct for tax purposes annual compensation in excess of $500,000 for each senior executive officer; and

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  limitations on bonuses and incentive compensation.

        We depend on the services of existing management to carry out our business strategy. In addition, our success depends in large part on our ability to attract and retain other key employees. See "—We may not be able to attract and retain skilled people" below. The loss of the services of any management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our results of operations, financial condition and prospects. In particular, the change to the deductibility limit on executive compensation may increase the overall cost of our compensation programs in future periods and make it more difficult to attract suitable candidates to serve as executive officers.

        We are also obligated to comply with any subsequent amendments to these restrictions for so long as we remain subject to such restrictions.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

        The majority of our assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and profitability depend significantly on our net interest income, which is the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. If market interest rates should move contrary to our position, this "gap" will work against us and our earnings may be negatively affected. In light of our current volume and mix of interest-earning assets and interest-bearing liabilities, our net interest margin could be expected to increase during periods of rising interest rates and, conversely, to decline during periods of falling interest rates. We are unable to predict or control fluctuations of market interest rates, which are affected by many factors, including the following:

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  inflation;

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  recession;

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  changes in unemployment;

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  the money supply;

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  international disorder and instability in domestic and foreign financial markets; and

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  governmental actions.

        Our asset/liability management strategy may not be able to control our risk from changes in market interest rates and it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition. From time to time, we may reposition our assets and liabilities to reduce our net interest income volatility. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

If we are unable to effectively manage the composition of our investment securities portfolio, which we expect will continue to comprise a significant portion of our earning assets, our net interest income and net interest margin could be adversely affected.

        Our primary sources of interest income include interest on loans and leases, as well as interest earned on investment securities. Interest earned on investment securities represented 20.7% of our interest income in the year ended December 31, 2011, as compared to 12.9% of our interest income in the year ended December 31, 2010. We face significant competition for loans and leases that meet our credit profile. In addition, as part of our recovery plan, we have experienced a significant reduction in average loans and leases as we have continued our efforts to reduce our credit risk exposure, while deploying more excess cash and cash equivalents into investment securities. Accordingly, effectively managing our investment securities portfolio to generate interest income while managing the composition and risks associated with that portfolio, including the mix of government agency and non-agency securities, has become increasingly important. If we are unable to effectively manage our investment securities portfolio, or if the interest income generated by our investment securities portfolio declines, our net interest income and net interest margin could be adversely affected.

The soundness of other financial institutions could adversely affect us.

        Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our deposit customers may pursue alternatives to deposits at our bank or seek higher yielding deposits causing us to incur increased funding costs.

        We are facing increasing deposit-pricing pressures. Checking and savings account balances and other forms of deposits can decrease when our deposit customers perceive alternative investments, such as the stock market or other non-depository investments as providing superior expected returns or seek to spread their deposits over several banks to maximize FDIC insurance coverage. Furthermore, technology and other changes have made it more convenient for the bank's customers to transfer funds into alternative investments including products offered by other financial institutions or non-bank service providers. Additional increases in short-term interest rates could increase transfers of deposits to higher yielding deposits. Efforts and initiatives we undertake to retain and increase deposits, including deposit pricing, can increase our costs. When the bank's customers move money out of bank deposits in favor of alternative investments or into higher yielding deposits, or spread their accounts over several banks, we can lose a relatively inexpensive source of funds, thus increasing our funding costs.

The fiscal, monetary and regulatory policies of the federal government and its agencies could have a material adverse effect on our results of operations.

        The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect the net interest margin. It also can materially decrease the value of financial assets we hold, such as debt securities. Its policies also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies and our regulatory environment generally are beyond our control, and we are unable to predict what changes may occur or the manner in which any future changes may affect our business, financial condition and results of operation.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

        All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. Our interest expense will increase and our net interest margin will decrease if we have to offer higher rates of interest then we currently offer on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on dividends from our subsidiaries for most of our revenue.

        Because we are a holding company with no significant operations other than our bank, we depend upon dividends from our bank for a substantial portion of our revenues.

        In addition to obtaining approval from the FDIC and DFI, Hawaii law only permits the bank to pay dividends out of retained earnings. Given that the bank had an accumulated deficit of $441.5 million at December 31, 2011, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank will be permitted to pay dividends for the foreseeable future. In addition, even if the bank was able to pay us dividends, we do not anticipate paying cash dividends on our Common Shares in the foreseeable future.

Our information systems may experience an interruption or breach in security.

        We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed and implemented to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We continually encounter technological change.

        The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

        In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to various legal claims and litigation.

        From time to time, customers, employees and others that we do business with make claims and take legal action against us for various business occurrences, including the performance of our fiduciary responsibilities. Regardless of whether these claims and legal actions are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services, as well as impact customer demand for our products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. Even if these claims and legal actions do not result in a financial liability or reputational damage, defending these claims and actions have resulted in, and will continue to result in, increased legal and professional services costs, which adds to our noninterest expense and negatively impacts our operating results.

We operate in a highly competitive industry and market area.

        We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets we operate. Additionally, various out of state banks conduct significant business in the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings banks, credit unions, finance companies, brokerage firms, insurance companies, factoring companies and other financial intermediaries.

        The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

        Our ability to compete successfully depends on a number of factors, including, among other things:

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  the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

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  the ability to expand our market position;

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  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

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  the rate at which we introduce new products and services relative to our competitors;

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  customer satisfaction with our level of service; and

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  industry and general economic trends.

        Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

        The soundness of our financial condition may also affect our competitiveness. Customers may decide not to do business with the bank due to its financial condition. In addition, our ability to compete is impacted by the limitations on our activities imposed under the Bank MOU and the Agreement. We have and continue to face additional regulatory restrictions that our competitors may not be subject to, including reducing our commercial real estate loan portfolio and improving the overall risk profile of the Company, which could adversely impact our ability to compete and attract and retain customers.

The Federal Home Loan Bank of Seattle has entered into a consent order with the Federal Housing Finance Agency. If our investment in the Federal Home Loan Bank of Seattle is classified as other-than-temporarily impaired or as permanently impaired, our earnings and stockholder's equity could decrease.

        We own stock in the Federal Home Loan Bank of Seattle ("FHLB"). We hold this stock in order to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB's advance program. The aggregate cost and fair value of our FHLB stock was $48.8 million as of December 31, 2011.

        On October 25, 2010, the FHLB entered into a consent order with the Federal Housing Finance Agency (the "FHFA"), which requires the FHLB to take certain specified actions related to its business and operations. Following the filing of the FHLB's second quarter 2011 quarterly report on Form 10-Q with the SEC, and once the FHLB reaches and maintains certain thresholds, it may begin repurchasing member capital stock at par. Further, the FHLB may again be in position to redeem certain capital stock from members and begin paying dividends once the FHLB:

  •
  achieves and maintains certain other financial and operational metrics;

  •
  remediates certain concerns regarding its oversight and management, asset improvement program, capital adequacy and retained earnings, risk management, compensation practices, examination findings, and information technology; and

  •
  returns to a "safe and sound" condition as determined by the FHFA.

        Any stock repurchases, redemptions and dividend payments will be subject to FHFA approval. There continues to be a risk that the FHLB may not be permitted to redeem capital stock from members and begin paying dividends in the future, and that our investment in FHLB stock could be impaired at some time in the future. If this occurs, our earnings and stockholders' equity would be negatively impacted.

Our business could be adversely affected by unfavorable actions from rating agencies.

        Ratings assigned by ratings agencies to us, our affiliates or our securities may impact the decision of certain customers, in particular, institutions, to do business with us. A rating downgrade or a negative rating could adversely affect our deposits and our business relationships. On February 23, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank from CC to B– and removed the Company and the bank from Rating Watch Evolving. On May 20, 2011, Fitch Ratings upgraded the long-term Issuer Default Rating of the Company and the bank to B+ from B– and assigned a Positive Rating Outlook. However, our ratings may not improve further and may be downgraded in the future if there are adverse developments concerning our business.

Although we completed the Private Placement, we have incurred significant losses and cannot assure you that we will continue to be profitable in the future.

        With the completion of the Private Placement in 2011, the bank's capital ratios currently exceed the levels required by the Bank MOU and previously required by the Consent Order, and are at "well-capitalized" levels. As of December 31, 2011, the bank's leverage capital ratio was 13.00% and total risk-based capital ratio was 22.93%. However, even though we had net income of $36.6 million for 2011, we previously incurred significant losses, including net losses of $251.0 million for the year ended December 31, 2010, $313.7 million for the year ended December 31, 2009 and $138.4 million for the year ended December 31, 2008, primarily due to credit costs, including a significant provision for loan and lease losses. Although we have taken a number of steps to reduce our credit exposure, at December 31, 2011 we still had $195.6 million in nonperforming assets and it is possible that we will continue to incur elevated credit costs over the near term, which would adversely impact our overall financial performance and results of operations. We cannot assure you that we will continue to be profitable in the future.

The proceeds from the Private Placement may not be sufficient to satisfy our capital and liquidity needs in the future or to satisfy changing regulatory requirements, and we may need to raise additional capital.

        The proceeds from the Private Placement were raised to strengthen our capital base as previously required by the Consent Order. As mentioned above, our capital ratios currently exceed the levels required by the Bank MOU and previously required by the Consent Order and are at "well-capitalized" levels for regulatory purposes. As of December 31, 2011, the bank's leverage capital ratio was 13.00% and total risk-based capital ratio was 22.93%. However, despite the increase in our capital base, if economic conditions continue to be difficult or worsen or fail to improve in a timely manner, or if our operations or financial condition continues to deteriorate or fails to improve, particularly in the residential and commercial real estate markets where our business is located, we may need to raise additional capital. Factors affecting whether we would need to raise additional capital include, among others, additional provisions for loan and lease losses and loan charge-offs, changing requirements of regulators and other risks discussed in this "Risk Factors" section. If we had to raise additional capital, there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. In addition, any additional capital raised may be significantly dilutive to our existing shareholders and may result in the issuance of securities that have rights, preferences and privileges that are senior to our Common Shares.

We may suffer substantial losses due to our agreements to indemnify investors in the Private Placement against a broad range of potential claims.

        In our agreements with the investors in the Private Placement, we agreed to indemnify the investors for a broad range of claims, including losses resulting from the inaccuracy or breach of representations or warranties made by us in such agreements and the breach by us to perform our covenants contained in such agreements. While these indemnities are subject to various limitations, if claims were successfully brought against us, it could potentially result in significant losses for the Company.

As a result of the recapitalization, Carlyle and Anchorage are substantial holders of our Common Stock.

        Following the closing of the recapitalization, Anchorage and Carlyle, both of which are Selling Shareholders, each became beneficial owners of our outstanding Common Stock, with their respective ownership percentages each equating to approximately 24% as of December 31, 2011. Each has a representative on our Board of Directors. Accordingly, Anchorage and Carlyle have substantial influence over the election of directors to our board and over corporate policy, including decisions to enter into mergers or other extraordinary transactions. In addition, Carlyle and Anchorage have certain preemptive rights to maintain their respective fully diluted percentage ownership of our Common Stock in the event of certain issuances of securities by us. In pursuing their economic interests, Anchorage and Carlyle may make decisions with respect to fundamental corporate transactions that may not be aligned with the interests of other shareholders.

We may not be able to attract and retain skilled people.

        Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in Hawaii with the knowledge and experience required to successfully implement our business strategy. The more senior the executive, the more difficult it is to locate suitable candidates in the local market. Accordingly, in many circumstances, it is necessary for us to recruit potential candidates from the mainland. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment, particularly since in some circumstances, this would require that the employee relocate from the mainland to Hawaii, where other employment opportunities in the banking industry may be limited. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. See "—Because of our participation in the Troubled Asset Relief Program ("TARP") and under the terms of our exchange agreement with the Treasury, we are subject to restrictions on compensation paid to our executives, which may make it difficult to attract and retain key members of management" above. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If we are not able to promptly recruit qualified personnel, which we require to conduct our operations, our business and our ability to successfully implement our business strategy could be adversely affected.

The recent turnover in key positions in our finance and credit departments could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accurately accumulated by management, and recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met and depend on the sufficiency of the personnel involved in those functions. There has been recent turnover in key positions in our finance and credit departments as part of the implementation of our recovery plan. We have also experienced significant turnover on our executive management team within the past two years, including the appointments of a new Executive Chairman of the Board of Directors in June 2010 (who is now the President and Chief Executive Officer), new Chief Financial Officer in August 2010 and again in October 2011, new Chief Administrative Officer in November 2010, new Chief Credit Officer in February 2011 and a new Chief Information Officer in June 2011. The recent changes to our executive management team, combined with the turnover within our finance and credit departments, could increase the risk that our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Risk Factors Related to Our Securities

The market price of our Common Shares has declined significantly and is volatile.

        The trading price of our Common Shares may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our Common Shares. Among the factors that could affect our stock price are:

  •
  failure to comply with all of the requirements of the Bank MOU, the Agreement, and the possibility of resulting action by the regulators;

  •
  deterioration of asset quality;

  •
  the incurrence of losses;

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  actual or anticipated quarterly fluctuations in our operating results and financial condition;

  •
  changes in revenue or earnings/losses estimates or publication of research reports and recommendations by financial analysts;

  •
  failure to meet analysts' revenue or earnings/losses estimates;

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  speculation in the press or investment community;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  additions or departures of key personnel;

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  actions by institutional shareholders;

  •
  fluctuations in the stock price and operating results of our competitors;

  •
  future sales of our Common Shares, including sales of our Common Shares in short sale transactions;

  •
  general market conditions and, in particular, developments related to market conditions for the financial services industry;

  •
  proposed or adopted regulatory changes or developments;

  •
  anticipated or pending investigations, proceedings or litigation that involve or affect us; or

  •
  domestic and international economic factors unrelated to our performance.

        The stock market and, in particular, the market for financial institution stocks, have experienced significant volatility over the past few years. In addition, the trading volume in our Common Shares may fluctuate more than usual and cause significant price variations to occur. In addition, sales of shares by Investors and Treasury may cause our share price to decrease. Accordingly, the Common Shares that you purchase may trade at a price lower than that at which they were purchased. Volatility in the market price of our Common Shares may prevent individual shareholders from being able to sell their shares when they want or at prices they find attractive.

        A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

The transferability of our Common Shares is limited as a result of the Tax Benefits Preservation Plan and the Protective Charter Amendment.

        As described under "—Risk Factors Related to our Business—Our ability to use net operating loss carry forwards to reduce future tax payments may be limited or restricted." we have generated significant NOLs as a result of our recent losses. In order to reduce the likelihood that transactions in our Common Shares would result in an ownership change, on November 23, 2010, we adopted a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our Common Shares. To further protect our NOLs, we filed the Protective Charter Amendment on May 2, 2011 to restrict transfers of our stock, if the effect of an attempted transfer would cause the transferee to become a Threshold Holder or cause the beneficial ownership of a Threshold Holder to increase. The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our tax benefits and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

        The Tax Benefits Preservation Plan and the Protective Charter Amendment have the effect of limiting transferability of our Common Shares because they may make it more difficult and more expensive to acquire our Common Shares under the circumstances described above and, in the case of the Protective Charter Amendment, prohibit certain acquisitions of our Common Shares as described above. These transfer restrictions may discourage, delay or prevent a change in control of the Company and make it more difficult for a potential acquirer to consummate an acquisition of the Company. In addition, these provisions could limit the price that investors would be willing to pay in the future for our Common Shares and may limit a shareholder's ability to dispose of our Common Shares by reducing the class of potential acquirers for our Common Shares.

Anti-takeover provisions of our Restated Articles of Incorporation and Amended Bylaws and applicable federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline.

        Various provisions of our Restated Articles of Incorporation and Amended Bylaws and certain other actions we have taken could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These include, among other things, the Tax Benefits Preservation Plan, the Protective Charter Amendment and the authorization to issue "blank check" preferred stock by action of the board of directors acting alone, thus without obtaining shareholder approval. In addition, applicable provisions of federal and state law require regulatory approval in connection with certain acquisitions of our common stock and supermajority voting provisions in connection with certain transactions. See "Description of Common Stock" below. These provisions of our Restated Articles of Incorporation and Amended Bylaws and federal and state law may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our Common Stock.

Resales of our Common Shares in the public market may cause the market price of our Common Shares to fall.

        We issued a large number of Common Shares to the Investors in the Private Placement and to Treasury in the TARP Exchange. The Lead Investors have certain registration rights with respect to the Common Shares held by them and those shares are registered on the registration statement of which this prospectus is a part. In addition, we provided Treasury with certain registration rights with respect to the Common Shares issued to Treasury in exchange for our previously outstanding TARP Preferred Stock and those shares are also registered on a registration statement of which this prospectus is a part, as well as the TARP Warrant and the shares issuable upon exercise of the TARP Warrant. The registration rights for the Lead Investors and Treasury will allow them to sell their Common Shares without compliance with the volume and manner of sale limitations under Rule 144 promulgated under the Securities Act. The market value of our Common Shares could decline as a result of sales by the Investors and Treasury from time to time of a substantial amount of the Common Shares held by them.

Our Common Shares are equity and therefore are subordinate to our subsidiaries' indebtedness and preferred stock.

        Our Common Shares are equity interests and do not constitute indebtedness. As such, Common Shares will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims against us, including in the event of our liquidation. We may, and the bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. As of December 31, 2011, we had $105.0 million in face amount of trust preferred securities outstanding and accrued and unpaid dividends thereon of $8.5 million. Additionally, holders of Common Shares are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time. The Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our stockholders. If we issue preferred shares in the future that have a preference over our Common Shares with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the Common Shares, then the rights of holders of our Common Shares or the market price of our Common Shares could be adversely affected.

There is a limited trading market for our Common Shares and as a result, you may not be able to resell your shares at or above the price you pay for them.

        Although our Common Shares are listed for trading on the NYSE, the volume of trading in our Common Shares is lower than many other companies listed on the NYSE. A public trading market with depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Common Shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

Our securities are not insured and you could lose the value of your entire investment.

        An investment in our securities is not a deposit and is not insured against loss by the government.

There is no trading market for the TARP Warrant and as a result, you may not be able to resell the TARP Warrant at or above the price you pay for it.

        There is no public market for the TARP Warrant and we have no other warrants outstanding. Accordingly, your ability to resell the TARP Warrant is significantly limited.

Treasury, which is a Selling Shareholder, is a federal agency and your ability to bring a claim against Treasury under the federal securities laws may be limited.

        The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the "FTCA"), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. We do not expect any underwriter in an offering of Common Shares by Treasury to claim to be an agent of Treasury in such offering. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with an offering of Common Shares by Treasury would likely be barred.

PLAN OF DISTRIBUTION

        The Selling Shareholders and their successors, including their transferees and donees, may sell the Common Shares and/or the TARP Warrant directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of such Common Shares and/or the TARP Warrant. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The Common Shares and/or the TARP Warrant may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions.

        If underwriters are used in an offering of the Common Shares and/or the TARP Warrant, such offered Common Shares and/or the TARP Warrant may be resold in one of more transactions:

  •
  on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NYSE in the case of our Common Stock, but not with respect to the TARP Warrant;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on the foregoing exchanges or services or in the over-the-counter market; or

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise.

        If required, each prospectus supplement relating to an offering of Common Shares and/or the TARP Warrant will state the terms of the offering, including, but not limited to:

  •
  the names of any underwriters, dealers, or agents;

  •
  the public offering or purchase price of the Common Shares and/or the TARP Warrant and the net proceeds that the Selling Shareholders will receive from the sale;

  •
  any underwriting discounts or commissions or other items constituting underwriters' compensation;

  •
  any discounts, commissions, or fees allowed or paid to dealers or agents; and

  •
  any securities exchange on which the offered securities may be listed.

        If the Selling Shareholders sell Common Shares and/or the TARP Warrant to underwriters, we will execute an underwriting agreement with them at the time of the sale and will name them in the applicable prospectus supplement. In connection with these sales, the underwriters may be deemed to have received compensation in the form of underwriting discounts and commissions. The underwriters also may receive commissions from purchasers of Common Shares and/or the TARP Warrant for whom they may act as agent. The underwriters may acquire the Common Shares and/or the TARP Warrant for their own account and may resell the Common Shares and/or the TARP Warrant from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or varying prices determined at the time of sale. The underwriters may sell the Common Shares and/or the TARP Warrant to or through dealers, and those dealers may receive discounts, concessions, or commissions from the underwriters as well as from the purchasers for whom they may act as agent. In addition, any Common Shares that qualify (or if the TARP Warrant qualifies) for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

        In connection with the sale of Common Shares and/or the TARP Warrant or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Stock issuable upon exercise of the TARP Warrant in the course of hedging the positions they assume. The Selling Shareholders may also sell short the Common Stock issuable upon exercise of the TARP Warrant and deliver Common Stock to close out short positions, or loan or pledge the Common Stock issuable upon exercise of the TARP Warrant to broker-dealers that in turn may sell the Common Stock.

        The aggregate proceeds to the Selling Shareholders from the sale of the Common Shares and/or the TARP Warrant will be the purchase price of the Common Shares and/or the TARP Warrant less discounts and commissions, if any.

        In effecting sales, broker-dealers or agents engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Underwriting compensation will not exceed 8% of the offering amount for any offering of Common Shares and/or the TARP Warrant.

        In offering the Common Shares, the Selling Shareholders and any broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the Selling Shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling Shareholders who are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        In order to comply with the securities laws of certain states, if applicable, any securities covered by this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Common Shares and the TARP Warrant may not be sold unless they have been registered or qualified for sale in each state where offers and sales are made or an exemption from the registration or qualification requirement is available and is complied with in each such state.

        There can be no assurance that any Selling Shareholder will sell any or all of the Common Shares or the TARP Warrant under this prospectus. Further, we cannot assure you that any such Selling Shareholder will not transfer, devise or gift the Common Shares or the TARP Warrant by other means not described in this prospectus. The Common Shares and the TARP Warrant covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus.

        The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the Selling Shareholders. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares being distributed. This may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

        We will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, including Rule 153 under the Securities Act.

        We have agreed to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts, transfer taxes and selling commissions) in connection with the registration and sale of the Common Shares and the TARP Warrant covered by this prospectus.

        Under agreements entered into with us, underwriters and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments the underwriters or agents may be required to make. The underwriters, agents, and their affiliates may engage in financial or other business transactions with us and our subsidiaries in the ordinary course of business.

SELLING SHAREHOLDERS

        We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. We will, however, receive cash proceeds of up to $792,880 if the TARP Warrant is exercised in full for cash, but will receive no cash if and to the extent the TARP Warrant is exercised pursuant to the net, or "cashless," exercise feature of the TARP Warrant.

        Our operations are regulated by various U.S. governmental authorities, including in certain respects by Treasury. Pursuant to the Exchange Agreement, dated February 17, 2011, between the Central Pacific Financial Corp. and Treasury, Treasury has the right to an observer on the Board of Directors for so long as it owns at least 5% of the issued and outstanding Common Shares. Other than through its role as a regulator, the observer on the Board of Directors and the acquisition of the Treasury Shares and the TARP Warrant, Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, Treasury is the beneficiary of certain registration rights, including demand and "piggy-back" registration rights and is the beneficiary of indemnification.

        The following description was provided by Treasury and is derived from the website of Treasury. Treasury is the executive agency of the United States government responsible for promoting economic prosperity and ensuring the financial security of the United States. Treasury is responsible for a wide range of activities, such as advising the President of the United States on economic and financial issues, encouraging sustainable economic growth and fostering improved governance in financial institutions. Treasury operates and maintains systems that are critical to the nation's financial infrastructure, such as the production of coin and currency, the disbursement of payments to the American public, revenue collection and the borrowing of funds necessary to run the federal government. Treasury works with other federal agencies, foreign governments, and international financial institutions to encourage global economic growth, raise standards of living and, to the extent possible, predict and prevent economic and financial crises. Treasury also performs a critical and far-reaching role in enhancing national security by implementing economic sanctions against foreign threats to the United States, identifying and targeting the financial support networks of national security threats and improving the safeguards of our financial systems. In addition, under the Emergency Economic Stabilization Act of 2008 Treasury was given certain authority and facilities to restore the liquidity and stability of the financial system.

        The doctrine of sovereign immunity, as limited by the Federal Torts Claim Act (the "FTCA"), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against Treasury alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part, or any other act or omission in connection with the offering to which this prospectus relates, likely would be barred. In addition, Treasury and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. We do not expect any underwriter in an offering of Common Shares by Treasury to claim to be an agent of Treasury in such offering. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus, any applicable prospectus supplement or the registration statement of which this prospectus and any applicable prospectus supplement are a part or resulting from any other act or omission in connection with the offering to which this prospectus relates likely would be barred.

        Each of Carlyle and Anchorage, as Lead Investors, acquired their shares of Common Stock, which may be sold by them pursuant to this prospectus, as part of the Private Placement, which we completed on February 18, 2011, at a price of $10 per share. Pursuant to the terms of the Investment Agreements, and so long as such Lead Investor owns at least ten percent of our outstanding Common Stock, we agreed to nominate a designee of such Lead Investor to serve on our Board of Directors and the Board of Directors of the bank. Currently, Mr. Alvaro J. Aguirre is serving as the director designee of Anchorage and Mr. James F. Burr is serving as the director designee of Carlyle. In addition, so long as such Lead Investor owns at least 5% of our outstanding Common Stock, each Lead Investor is entitled to have an observer attend our Board of Directors' meetings and the Board of Directors' meetings of the bank.

        The Investment Agreements also provide that so long as such Lead Investor owns at least 10% of our outstanding Common Stock, such Lead Investor is entitled to preemptive rights in connection with our issuance of new equity securities, or securities that are convertible into equity securities, subject to certain exceptions in connection with, among other things, employee benefits plans and certain strategic transactions. The Lead Investors are also entitled to certain registration rights, including demand and "piggy-back" registration rights and are the beneficiaries of indemnification. Except as described above, none of the Lead Investors have held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years

        The following table is based on information provided to us by the Selling Shareholders on or about February 15, 2012 and as of such date. Because the Selling Shareholders may sell all, some or none of the Common Shares and/or the TARP Warrant pursuant to this prospectus, no estimate can be given as to the amount of Common Shares that will be held (or whether the TARP Warrant will be held) by the Selling Shareholders upon termination of any offering made pursuant to this registration statement. For purposes of the table below, we have assumed that the Selling Shareholders will sell all of the Common Shares and the TARP Warrant. To our knowledge, the Initial Selling Shareholders have sole voting and investment power with respect to their respective Common Shares and the TARP Warrant.

        The percentages below are calculated based on 41,745,576 Common Shares issued and outstanding as of February 24, 2012.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned(1)		Percent(2)	Common Shares Being Offered		Number of Common Shares Beneficially Owned	Percent(2)
ACMO-CPF, L.L.C.(3)	9,463,095		22.67%	9,463,095		0	*
c/o Anchorage Advisors, L.L.C.
610 Broadway, 6th Floor
New York, New York 10012
Carlyle Financial Services Harbor, L.P.(4)	9,463,095		22.67%	9,463,095		0	*
c/o The Carlyle Group
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
United States Department of the Treasury	2,849,405	(5)	6.83%	2,849,405	(5)	0	*
1500 Pennsylvania Avenue
Washington, D.C. 20022

*
Less than 1 percent

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any Common Shares over which such person has voting or investment power, and any Common Shares that such person has the right to acquire beneficial ownership of within 60 days of February 15, 2012. The table includes shares owned by spouses, other immediate family members, in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held as restricted stock and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

(2)
In computing the percentage of shares beneficially owned by each person named above, any shares which the person has a right to acquire within sixty (60) days after February 15, 2012 are deemed outstanding for the purpose of computing the percentage of Common Stock beneficially owned by that person but are not deemed outstanding for the purpose of computing the percentage of shares beneficially owned by any other person.

(3)
Anchorage Capital Master Offshore, Ltd. is the sole member of ACMO-CPF, L.L.C. Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group, L.L.C. ("Anchorage"). Anchorage is the investment manager of each of ACMO-CPF, L.L.C. and Anchorage Capital Master Offshore, Ltd. Mr. Anthony Davis is the President of Anchorage and a managing member of Anchorage Advisors Management, L.L.C. Mr. Kevin Ulrich is the Chief Executive Officer of Anchorage and the other managing member of Anchorage Advisors Management, L.L.C. As such, each of those persons may be deemed to have voting and dispositive power of the Common Shares held by ACMO-CPF, L.L.C. Each of those persons disclaims beneficial ownership of the Common Shares held by ACMO-CPF, L.L.C except of any pecuniary interest therein.

(4)
TCG Financial Services, L.P. is the general partner of Carlyle Financial Services Harbor, L.P. Carlyle Financial Services, Ltd. is the general partner of TCG Financial Services, L.P. TC Group Cayman Investment Holdings, L.P. is the sole shareholder of Carlyle Financial Services, Ltd. TCG Holdings Cayman II, L.P. is the general partner of TC Group Cayman Investment Holdings, L.P. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting and disposition of the Common Shares owned by Carlyle Financial Services Harbor, L.P. requires the approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are the ordinary members of DBD Cayman Holdings, Ltd. and, in such capacity, may be deemed to share beneficial ownership of shares beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership. Carlyle Financial Services Harbor, L.P. has indicated that it is an affiliate of a broker-dealer. Carlyle Financial Services Harbor, L.P. has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(5)
Includes 79,288 shares issuable upon exercise of the TARP Warrant.

        Information about the Selling Shareholders may change over time and changed information will be set forth in supplements to this prospectus or in reports incorporated by reference into this prospectus if and when required.

DESCRIPTION OF COMMON STOCK

        In this section, references to "the Company," "we," "our," and "us" refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

        The following is a summary description of our Common Shares. This description is not complete and is qualified in its entirety by reference to the provisions of our Restated Articles of Incorporation and Amended Bylaws, the applicable provisions of the Hawaii Business Corporation Act (the "HBCA") and the Tax Benefits Preservation Plan, dated as of November 23, 2010. Our Restated Articles of Incorporation, our Amended Bylaws and our Tax Benefits Preservation Plan are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

        Our authorized Common Stock consists of 185,000,000 shares of Common Stock, no par value per share, which remains unchanged after the Reverse Stock Split. As of February 24, 2012, 41,745,576 Common Shares were issued and outstanding. Our Common Shares were held by 4,116 shareholders of record as of February 24, 2012. Our outstanding Common Shares are fully paid and non-assessable. The issued Common Shares represent non-withdrawable capital, are not accounts of an insurable type, and are not federally insured. In addition, Treasury holds the TARP Warrant to purchase 79,288 Common Shares, subject to adjustment.

Dividend Rights

        Holders of our Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors out of any funds legally available for dividends. There are currently several limitations on our ability to pay dividends. On January 28, 2009, the Board of Directors suspended the payment of cash dividends to preserve capital during these challenging economic times. Accordingly, no cash dividends were declared on our Common Shares in 2011, 2010 or 2009. Dividends by the Company require the approval of the FRB, DFI and Treasury. Dividends by the bank require the approval of the FDIC and DFI.

        As a result of the Agreement and due to the terms of our trust preferred securities, our ability to pay dividends with respect to Common Shares is subject to obtaining approval from the FRBSF, DFI and Treasury and is restricted until our obligations under our trust preferred securities are brought current. Additionally, our ability to pay dividends depends on our ability to obtain dividends from the bank. The bank, in addition to obtaining approval from the FDIC and DFI, is not permitted under Hawaii law to pay dividends except out of retained earnings. Given that the bank had an accumulated deficit of $441.5 million at December 31, 2011, the bank is prohibited from paying any dividends until this deficit is eliminated. Accordingly, we do not anticipate that the bank or the Company will be paying cash dividends in the foreseeable future. Refer to "Business—Supervision and Regulation—Bank Holding Company Activities" and "Business—Supervision and Regulation—Dividends" in our most recent Annual Report on Form 10-K and similar sections in our future filings for more information about restrictions on the ability of our subsidiary to pay us dividends.

Liquidation and Dissolution

        In the event of our liquidation or dissolution, the holders of Common Shares are entitled to receive proportionately all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Shares are not entitled to a liquidation preference in respect of those shares.

No Preemptive or Conversion Rights

        Holders of Common Shares generally do not have preemptive rights to purchase additional Common Shares or conversion or redemption rights under our Restated Articles of Incorporation or the HBCA.

        The Investors have certain contractual preemptive rights. See "—Common Shares Issued in the Private Placement" below.

Voting Rights

        Holders of our Common Shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Common Shares issued in the Private Placement

        Pursuant to the Investment Agreements and the subscription agreements, the Lead Investors and the Additional Investors in the Private Placement are entitled to certain rights and are subject to certain obligations with respect to the Common Shares they hold to which our other shareholders are not entitled or subject. Pursuant to the Investment Agreements, for so long as such Lead Investor owns, together with its affiliates, 10% or more of the outstanding Common Shares, the Company will nominate a director designated by such Lead Investor to serve on the Board of Directors and the bank's Board of Directors. For so long as such Lead Investor owns, together with its affiliates, 5% or more of the outstanding Common Shares, the Company will invite a person designated by such Lead Investor to observe all meetings of the Board of Directors and the bank's Board of Directors.

        In addition, so long as a Lead Investor owns, together with its affiliates, at least 10% of the outstanding Common Shares, such Lead Investor has preemptive rights to purchase securities being offered by the Company in connection with certain equity issuances by the Company at the same price as offered to other parties to maintain its proportionate ownership of the Company. Pursuant to the subscription agreements, the Additional Investors have similar preemptive rights, except the minimum ownership threshold is 1.5% and their preemptive rights expire two years following the closing date of the Private Placement.

Tax Benefits Preservation Plan

        We have generated significant NOLs as a result of our recent losses. Our ability to use these NOLs to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. Section 382 generally restricts the use of NOLs after an "ownership change." An ownership change occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, directly or indirectly, 5% or more of a corporation's common stock or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations promulgated thereunder increase their aggregate percentage ownership of that corporation's stock by more than 50 percentage points over the lowest percentage of the stock owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOLs. This annual limitation is generally equal to the product of the value of the corporation's stock on the date of the ownership change, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOLs.

        In order to reduce the likelihood that future transactions in our Common Shares will result in an ownership change, on November 23, 2010, we adopted the Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become a Threshold Holder.

        In connection with the Tax Benefits Preservation Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Preferred Share Purchase Right") in respect of each Common Share outstanding as of November 30, 2010 and to become outstanding during the term of the Tax Benefits Preservation Plan. Each Preferred Share Purchase Right represents the right to purchase, upon the terms and subject to the conditions in the Tax Benefits Preservation Plan, 1/10,000th of a share of Junior Participating Preferred Stock, Series C, no par value, for $6.00, subject to adjustment. The Preferred Share Purchase Rights will become exercisable by holders of those rights (other than the Threshold Owner) upon certain triggering events, such as any person becoming a Threshold Holder. Prior to such a triggering event, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Preferred Share Purchase Rights at an exchange ratio of one Common Share per Preferred Share Purchase Right, subject to adjustments and limitations described in the Tax Benefits Preservation Plan. For more information on our Tax Benefits Preservation Plan, see our Form 8-A filed with the SEC on November 24, 2010, which is incorporated by reference into this prospectus.

Protective Charter Amendment

        To further protect our NOLs, we filed the Protective Charter Amendment on May 2, 2011. Subject to certain restrictions and exceptions, the Protective Charter Amendment restricts any direct or indirect transfer of our Common Shares (such as transfers of our Common Shares that result from the transfer of interests in other entities that own our Common Shares) if the effect would be to (1) cause the transferee to become a Threshold Holder or (2) cause the beneficial ownership of our Common Shares by any Threshold Holder to increase.

        Exceptions for transfers that would otherwise be prohibited include transfers: (i) to a public group of persons each of whom owns, directly or indirectly, less than five percent of the outstanding Common Stock (including a new public group), (ii) approved by the Board of Directors prior to their consummation or if involuntary, as soon as practicable after consummation, (iii) relating to a merger or consolidation affecting all holders of Common Stock and upon consummation the acquiror will own at least a majority of the outstanding shares of Common Stock or (iv) by the Company to an underwriter or placement agent for distribution to the public, under certain circumstances. The Protective Charter Amendment includes the right to require a proposed transferee, as a condition to registration of a transfer of our Common Stock, to provide all information reasonably requested regarding such person's direct and indirect ownership of our Common Stock.

        Any direct or indirect transfer attempted in violation of the Protective Charter Amendment would be void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our Common Shares would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the Protective Charter Amendment for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such Common Shares, or in the case of options, receiving our Common Shares in respect of their exercise.

        The Board of Directors will have the discretion to approve a transfer of our Common Shares that would otherwise violate the transfer restrictions if it determines that the transfer is in our and our shareholders' best interests.

        Notwithstanding the restrictions described above, the Protective Charter Amendment permits a person to acquire stock pursuant to a merger, tender offer or other transaction pursuant to which such person will own at least a majority of the outstanding Common Stock and in which all shareholders are offered the same opportunity to receive cash, stock or other consideration.

        The Protective Charter Amendment expires on the earliest of (i) May 2, 2014, (ii) such time as the Board of Directors determines the Protective Charter Amendment is no longer necessary for the preservation of our NOLs, and (iii) the date the Board of Directors determines that the Protective Charter Amendment is no longer in our and our shareholders' best interest.

        Although the Protective Charter Amendment is intended to reduce the likelihood of an ownership change, we cannot eliminate the possibility that an ownership change will occur notwithstanding the adoption of the Protective Charter Amendment given that:

  •
  The Board of Directors can permit a transfer to an acquirer that results or contributes to an ownership change if it determines that such transfer is in our and our shareholders' best interests.

  •
  The Protective Charter Amendment may not be enforceable with respect to shares owned by shareholders who voted against the Protective Charter Amendment or whose shares were not voted on the Protective Charter Amendment and, in addition, a court could find that part or all of the Protective Charter Amendment is not enforceable, either in general or as to a particular fact situation. Under the laws of the State of Hawaii, our jurisdiction of incorporation, a corporation is allowed to impose transfer restrictions for reasonable purposes, provided the type of restriction is not manifestly unreasonable. We have determined that the Protective Charter Amendment is a reasonable restriction with a reasonable purpose, as it may allow us to prevent an ownership change and the loss of our ability to use our NOLs. Hawaii law provides that transfer restrictions with respect to shares of our Common Stock issued prior to the effectiveness of the restrictions will be effective against (i) shareholders with respect to shares that were voted in favor of the restrictive proposal, and (ii) purported transferees of shares that were voted in favor of the restrictive proposal, if (A) the transfer restriction is conspicuously noted on the certificate(s) representing such shares or, if the shares are un-certificated, the existence is noted on a written statement of information required by Hawaii law, or (B) the transferee had actual knowledge of the transfer restrictions (even absent such conspicuous notation). Therefore, shareholders who held our Common Stock prior to the approval of the Protective Charter Amendment, and who voted against the Protective Charter Amendment or whose shares were not voted on the Protective Charter Amendment, and their transferees, may not be bound by such restrictions. Otherwise, the Protective Charter Amendment will be deemed to be valid and enforceable against the holder or a transferee of the holder so long as the existence of the restriction is noted conspicuously on the front or back of the certificate or is contained in an information statement provided to holders of un-certificated shares. Common Stock issued after the effectiveness of the Protective Charter Amendment will be issued with the relevant transfer restriction conspicuously noted on the certificate(s) representing such shares, and therefore under Hawaii law such newly issued shares will be subject to the transfer restriction. We also have disclosed such restrictions to persons holding our Common Stock in un-certificated form. For the purpose of determining whether a shareholder is subject to the Protective Charter Amendment, we take the position that all shares issued prior to the effectiveness of the Protective Charter Amendment that are proposed to be transferred were voted in favor of the Protective Charter Amendment, unless the contrary is established. We may also assert that shareholders have waived the right to challenge or otherwise cannot challenge the enforceability of the Protective Charter Amendment, unless a shareholder establishes that its shares were voted against or not voted on the Protective Charter Amendment or are otherwise not subject thereto by contract or otherwise. Nonetheless, a court could find that the Protective Charter Amendment is unenforceable, either in general or as applied to a particular shareholder or fact situation.

        Despite the adoption of the Protective Charter Amendment, there is still a risk that certain changes in relationships among shareholders or other events could cause an ownership change under Section 382. Accordingly, we cannot assure you that an ownership change will not occur even though the Protective Charter Amendment was made effective. As a result of these and other factors, the Protective Charter Amendment serves to reduce, but does not eliminate, the risk that we will undergo an ownership change. For more information on the Protective Charter Amendment, please see our Restated Articles of Incorporation.

Restrictions on Ownership—Bank Holding Company Act

        The Bank Holding Company Act of 1956 (the "BHCA") requires any "bank holding company" (as defined in the BHCA) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding Common Shares. Any holder of 25% or more of our outstanding Common Shares, other than an individual, is subject to regulation as a bank holding company under the BHCA. In addition, any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding Common Shares under the Change in Bank Control Act of 1978.

Anti-Takeover Effects of Hawaii Law

        The Hawaii Control Share Acquisitions Act (the "CSA Act") is applicable to the Company and is designed to inhibit hostile acquisitions by restricting Control Share Acquisitions. A Control Share Acquisition is the acquisition of shares of an issuer resulting in beneficial ownership of a new range of voting power (with thresholds for the ranges starting at 10% and set at 10% intervals up to a majority) for the election of directors. Certain acquisitions are exempt from the CSA Act, including acquisitions from the issuer or where the issuer's prior approval has been obtained. The CSA Act prohibits the consummation of a Control Share Acquisition unless each such acquisition is separately approved by a majority of the corporation's outstanding shares (excluding shares beneficially owned by the acquiring person) and imposes certain state law disclosure and timing requirements. If a Control Share Acquisition is made without the requisite shareholder approval, then, for a period of one year after the acquisition, the shares acquired by the acquiring person will (i) be denied voting rights, (ii) be non-transferable, and (iii) be subject to redemption at the option of the corporation either at the price at which the shares were acquired or at book value per share as of the last day of the fiscal quarter ended prior to the date of the call for redemption.

        Thus, under certain circumstances, the CSA Act may make it more difficult for an acquiring person to exercise control over the Company due to the limitations placed on that person's ability to vote the shares so acquired and the right of the Company to acquire the subject shares. The foregoing discusses all material information relating to the CSA Act.

        In addition, the HBCA requires mergers and share exchanges to be approved by the affirmative vote of the holders of 3/4 of all the issued and outstanding shares having voting power.

Anti-Takeover Provisions in the Restated Articles and Amended Bylaws

        The following discussion is a general summary of certain provisions of the Restated Articles of Incorporation, and Amended Bylaws of the Company which may be deemed to have an "anti-takeover" effect.

        Advance Notice Requirement for Director Nominations.    Our Amended Bylaws provide that shareholder nominations for the election of directors may not be brought before a meeting of shareholders unless the shareholder has given timely written notice in proper form of such nomination to the Secretary of the Company at the principal executive office. Such proposals or nominations may be made only by persons who are shareholders of record on the date on which such notice is given and on the record date for determination of shareholders entitled to vote at that meeting. To be timely, a shareholder's notice shall be delivered to or mailed and received at the executive office of the corporation not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, the shareholder's notice shall be given in the manner provided herein by the later of (i) the close of business on the date 90 days prior to the meeting date or (ii) the tenth day following the date the meeting is first publicly announced or disclosed, and (iii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is publicly announced or disclosed.

        No person nominated by a shareholder is eligible for election to the Board of Directors unless nominated in accordance with the foregoing procedures, and thus such procedures could make it more difficult for dissident shareholders to nominate and elect their candidates.

        Supermajority Shareholder Vote to Call a Special Shareholders Meeting to Amend Bylaws.    Subject to repeal or change at any regular meeting of the shareholders, or at any special meeting called for that purpose by the vote of the holders of eighty percent (80%) of the outstanding shares entitled to vote at such meeting, the power to alter, amend or repeal our Amended Bylaws or adopt new bylaws is vested in the Board of Directors. The supermajority vote required to call a special meeting of shareholders to amend the bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments adopted by the shareholders at a special meeting is an important element of the takeover strategy.

        Fair Price Provisions Involving Business Combinations.    Our Restated Articles of Incorporation contain a "fair price" provision that applies to certain business combination transactions involving any interested shareholder, which is (i) any person that beneficially owns more than 10% of our voting stock or (ii) any affiliate of the Company that within the past five years beneficially owned more than 10% of our voting stock. This provision requires the affirmative vote of the holders of at least 75% of our voting stock to approve specified transactions between an interested shareholder or its affiliate and us or our subsidiaries, including:

  •
  any merger or consolidation;

  •
  any sale, lease, license, exchange, pledge, transfer or other disposition of assets (in one transaction or a series of transactions) having a fair market value of $2 million or more;

  •
  the issuance or transfer of any of our securities or any of our subsidiaries' securities by us or any of our subsidiaries to an interested shareholder or its affiliates having a fair market value of $2 million or more;

  •
  the adoption of a plan or proposal for our liquidation or dissolution proposed by or on behalf of an interested shareholder or its affiliate; and

  •
  any reclassification of securities (including any reverse stock split), recapitalization, merger or consolidation of our company with any of our subsidiaries or other transaction (whether or not involving an interested shareholder) that has the effect of increasing the proportionate share of the outstanding shares of any class of our equity or convertible securities or those of our subsidiaries owned by an interested shareholder or its affiliate.

        This voting requirement will not apply to any particular transaction approved by a majority vote of the directors who are unaffiliated with the interested shareholder and who were members of the Board of Directors before the latter of the first public announcement of the terms of the proposed business combination and the day the interested shareholder became a shareholder and any successor to such directors who were unaffiliated with the interested shareholder and recommended to the Board of Directors by a majority of such directors. This voting requirement will also not apply to any transaction involving the payment of consideration to holders of our outstanding Common Shares in which certain minimum "fair price" and procedural requirements are met.

        This "fair price" provision could have the effect of delaying or preventing a change in control of our company in a transaction of series of transactions that does not satisfy the stated criteria.

        Preferred Stock.    Our Restated Articles of Incorporation allow the Board of Directors to issue up to 1,000,000 shares of preferred stock, no par value per share. The Board of Directors also has the authority to designate the rights, preferences, privileges and restrictions of such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of our company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our Common Shares.

        Tax Benefits Preservation Plan and Protective Charter Amendment.    We adopted the Tax Benefits Preservation Plan and the Protective Charter Amendment to preserve the long-term value of our NOLs. However, they could be deemed to have an anti-takeover effect. The Tax Benefits Preservation Plan provides an economic disincentive for any person or group to become a Threshold Holder. The Protective Charter Amendment restricts the ability of a person to become a Threshold Holder and the ability of existing Threshold Holders from acquiring additional Common Shares without the approval of the Board of Directors. However, the adoption of the Tax Benefits Preservation Plan and the Protective Charter Amendment was not part of a plan by us to adopt a series of anti-takeover measures, and we are not presently aware of any potential takeover transaction.

DESCRIPTION OF TARP WARRANT

        In this section, references to "the Company," "we," "our," and "us" refer only to Central Pacific Financial Corp. and not its consolidated subsidiaries.

        The following is a description of the TARP Warrant. The description of the TARP Warrant contained in this section is qualified in its entirety by the terms of the TARP Warrant, a form of which is incorporated by reference in the registration statement of which this prospectus is a part.

Common Shares Subject to the TARP Warrant

        The TARP Warrant is initially exercisable for 79,288 Common Shares.

Exercise of the TARP Warrant

        The exercise price applicable to the TARP Warrant is $10 per Common Share. The TARP Warrant may be exercised, in whole or in part, at any time on or before February 18, 2021 by surrender of the TARP Warrant and a completed notice of exercise attached as an annex to the TARP Warrant and the payment of the exercise price for the Common Shares for which the TARP Warrant is being exercised. The exercise price may be paid either by the withholding by the Company of such number of Common Shares issuable upon exercise of the TARP Warrant equal to the value of the aggregate exercise price of the TARP Warrant determined by reference to the market price of our Common Shares on the trading day on which the TARP Warrant is exercised or, if agreed to by us and the holder of the TARP Warrant, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the TARP Warrant is subject to the further adjustments described below under the heading "—Adjustments to the TARP Warrant."

        Upon exercise of the TARP Warrant, certificates for the Common Shares issuable upon exercise will be issued to the holder of the TARP Warrant. We will not issue fractional shares upon any exercise of the TARP Warrant. Instead, the holder of the TARP Warrant will be entitled to a cash payment equal to the market price of our Common Shares on the last trading day preceding the exercise of the TARP Warrant (less the pro-rated exercise price of the TARP Warrant) for any fractional shares that would have otherwise been issuable upon exercise of the TARP Warrant. We will at all times reserve the aggregate number of Common Shares for which the TARP Warrant may be exercised. We have listed the Common Shares issuable upon exercise of the TARP Warrant with the NYSE.

Rights as a Shareholder

        The holder of the TARP Warrant shall have no rights or privileges of the holders of our Common Shares, including any voting rights, until (and then only to the extent) the TARP Warrant has been exercised.

Transferability and Assignability

        The TARP Warrant and all rights under the TARP Warrant are transferable and assignable.

Adjustments to the TARP Warrant

  Adjustments in Connection with Stock Dividends, Stock Splits, Subdivisions, Reclassifications and Combinations.

        The number of shares for which the TARP Warrant may be exercised and the exercise price applicable to the TARP Warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our Common Shares, subdivide, combine or reclassify outstanding Common Shares.

  Certain Issuances.

        Until the earlier of February 18, 2014 and the date Treasury no longer holds the TARP Warrant (and other than in certain permitted transactions described below), if we issue any Common Shares (or securities convertible or exercisable into Common Shares) at a price per share less than the applicable per share warrant exercise price, then the exercise price under the TARP Warrant shall be adjusted to equal the consideration per Common Share received by the Company in connection with such issuance, and the number of Common Shares into which the TARP Warrant is exercisable will be adjusted. Permitted transactions that do not result in such an adjustment include issuances:

  •
  as consideration for or to fund the acquisition of businesses and/or related assets at fair market value;

  •
  in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by the Board of Directors;

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  in connection with public or broadly marketed offerings and sales of Common Shares or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

  •
  in connection with the exercise of preemptive rights on terms existing as of the TARP Warrant issue date.

  Other Distributions.

        If we declare any dividends or distributions other than stock dividends, the exercise price of the TARP Warrant will be adjusted to reflect such distribution.

  Certain Repurchases.

        If we effect a pro rata repurchase of Common Shares both the number of shares issuable upon exercise of the TARP Warrant and the exercise price will be adjusted.

  Business Combinations.

        In the event of a merger, consolidation or similar transaction involving the Company and requiring shareholder approval, the TARP Warrant holder's right to receive Common Shares upon exercise of the TARP Warrant shall be converted into the right to exercise the TARP Warrant for the consideration that would have been payable to the TARP Warrant holder with respect to the Common Shares for which the TARP Warrant may be exercised, as if the TARP Warrant had been exercised prior to such merger, consolidation or similar transaction.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion describes the material United States federal income tax consequences to U.S. holders and non-U.S. holders (both as defined below) of the ownership and disposition of shares of Common Stock.

        You are a U.S. holder if you are a beneficial owner of shares of Common Stock and you are:

  •
  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more "United States persons," as defined in the United States Internal Revenue Code of 1986, as amended (the "Code"), have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Department regulations to be treated as a United States person.

        You are a "non-U.S. holder" if you are a beneficial owner of Common Stock and are not a U.S. holder and are not a partnership or other entity treated as a partnership for United States federal income tax purposes.

        The following discussion is based upon the provisions of the Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. Further, this discussion assumes that the shares of Common Stock will be held as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. holder that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  regulated investment companies;

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  real estate investment trusts;

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  dealers in securities or commodities;

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  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

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  tax-exempt organizations;

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  persons liable for alternative minimum tax;

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  U.S. expatriates;

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  persons that hold shares of Common Stock as part of a straddle or a hedging or conversion transaction; or

  •
  persons whose "functional currency" is not the United States dollar.

        If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds shares of Common Stock, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the United States federal income tax consequences of the ownership of shares of Common Stock.

        This discussion addresses only certain aspects of United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the ownership of shares of Common Stock or warrants in your particular circumstances.

Taxation of Common Stock

U.S. Holders

  Dividends

        In general, distributions with respect to Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. holder may qualify for a dividends-received deduction and dividends received by non-corporate U.S. holders, including individuals, may qualify for preferential rates of taxation; however, in each case, certain holding period and other limitations apply.

        Under Section 305 of the Code, events which have the effect of increasing the proportionate interest of U.S. holders of the Common Stock in our earnings and profits or assets including a failure to fully adjust the exercise price of the TARP Warrant to reflect a stock dividend could in some circumstances be deemed to result in payment of a taxable distribution to such U.S. holders.

  Gain on Disposition of Common Stock

        Upon the sale or other disposition of Common Stock, you will generally recognize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in Common Stock. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

  Dividends

        Except as described below, if you are a non-U.S. holder of Common Stock, dividends paid to you and deemed dividends are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you including deemed dividends, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

        If dividends paid to you or deemed dividends are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-United States person, and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

        If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

  Gain on Disposition of Common Stock

        If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of Common Stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  •
  you are an individual, you hold the Common Stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock and you are not eligible for any treaty exemption.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

        Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include U.S.-source dividends including deemed dividends and the gross proceeds from the sale or other disposition of stock or warrants that can produce U.S.-source dividends. Under proposed regulations, withholding would only be made to payments of dividends made on or after January 1, 2014, and to other "withholdable payments" (including payments of gross proceeds from a sale or other disposition of Common Stock or the TARP Warrant) made on or after January 1, 2015.

Federal Estate Taxes

        Common Stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        In general, if you are a noncorporate U.S. holder, we and other payors are required to report to the IRS all payments of dividends including deemed dividends. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of your Common Stock or TARP Warrant. Additionally, backup withholding will apply to any dividends including deemed dividends if you fail to provide an accurate taxpayer identification number, or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

        In general, if you are a Non-U.S. holder, payments of dividends including deemed dividends made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under "—Non-U.S. Holders" are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

  •
  dividend payments including deemed dividends, and

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  the payment of the proceeds from the sale of Common Stock or the TARP Warrant effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

        In general, payment of the proceeds from the sale of Common Stock or the TARP Warrant effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of Common Stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of Common Stock or the TARP Warrant effected at a United States office of a broker) are met or you otherwise establish an exemption.

        In addition, payment of the proceeds from the sale of Common Stock or the TARP Warrant will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of Common Stock or the TARP Warrant effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Taxation of TARP Warrant

U.S. Holders

  Sale or other Taxable Disposition of the TARP Warrant

        In general, if you are a U.S. holder of a TARP Warrant, you will recognize gain or loss upon the sale, exchange or other taxable disposition of the TARP Warrant in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and your adjusted tax basis in the TARP Warrant. Your initial tax basis in the TARP Warrant will be the purchase price. Gain or loss attributable to the sale of a TARP Warrant will generally be capital gain or loss. Long term capital gain recognized by a non-corporate U.S. holder currently is subject to a preferential rate of U.S. federal income taxation.

  Exercise of the TARP Warrant

        Cashless Exercise.    The U.S. federal income tax consequences of the exercise of a TARP Warrant on a cashless basis are not entirely clear. Although there is no authority directly on point, we expect that the exercise of a TARP Warrant should be treated as a non-recognition event (except with respect to any cash in lieu of fractional shares), either because (i) the warrants are treated as options with an exercise price of zero to receive a variable number of shares of our common stock or (ii) the exchange of warrants for stock on a cashless basis is treated as a recapitalization. In either case, if you are a U.S. holder, your tax basis in the common stock received would equal your tax basis in the TARP Warrant, increased by the amount of cash paid to exercise the warrant, less any amount attributable to any fractional share. If the TARP Warrant is treated as an option, the holding period of the common stock acquired upon the exercise of a TARP Warrant should commence upon the day following the date the TARP Warrant is exercised (or possibly on the date of exercise). If the exchange of the TARP Warrant for stock is treated as a recapitalization, the holding period of common stock received upon the exercise of the TARP Warrant will include your holding period of the TARP Warrant. Your receipt of cash in lieu of a fractional share of common stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your adjusted federal income tax basis in the common stock that is allocable to the fractional shares.

        Despite the foregoing, the IRS could take the position that the exercise of the TARP Warrant constitutes a taxable exchange resulting in gain or loss. The amount of capital gain or loss recognized on such an exchange and its character would depend on the position taken by the IRS regarding the nature of that exchange. Due to the absence of authority on the United States federal income tax treatment of the exercise of TARP Warrant on a cashless basis, you should consult your tax advisors concerning the possible tax consequences of the cashless exercise of the TARP Warrant.

        Cash Exercise.    The cash exercise of a TARP Warrant by, or on behalf of, a U.S. holder will generally not be a taxable transaction for U.S. federal income tax purposes. The basis of common shares acquired upon exercise will equal the sum of the price paid for the Common Shares and such U.S. holder's tax basis in the TARP Warrant exercised. The holding period of the new common shares will begin on the day the TARP Warrant is exercised.

        Expiration of the TARP Warrant.    Upon the expiration of the TARP Warrant, a U.S. holder will recognize a loss equal to the adjusted tax basis of the warrant. Such loss will generally be a capital loss and will be a long-term capital loss if the TARP Warrant has been held for more than one year on the date of expiration.

        Adjustments under the TARP Warrant.    Pursuant to the terms of the TARP Warrant, the exercise price at which the common stock may be purchased and/or the number of shares of common stock that may be purchased is subject to adjustment from time to time upon the occurrence of certain events. Under section 305 of the Code, a change in conversion ratio or any transaction having a similar effect on the interest of a warrant holder may be treated as a distribution with respect to any U.S. holder of warrants whose proportionate interest in our earnings and profits is increased by such change or transaction. Thus, under certain circumstances that may or may not occur, such an adjustment pursuant to the terms of the TARP Warrant may be treated as a taxable distribution to the TARP Warrant holder to the extent of our current or accumulated earnings and profits, without regard to whether the TARP Warrant holder receives any cash or other property. In particular, an adjustment that occurs as a result of a cash distribution to the holders of our common shares will be treated as such a taxable distribution. In the event of such a taxable deemed distribution, such deemed distribution would be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed above and a U.S. holder's basis in the TARP Warrant will be increased by an amount equal to the taxable distribution.

        The rules with respect to adjustments are complex and U.S. holders of a TARP Warrant should consult their own tax advisors in the event of an adjustment.

Non-U.S. Holders

Sale or other Taxable Disposition or Exercise of the TARP Warrant

        You generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exercise or other disposition of a TARP Warrant unless:

  •
  the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

  •
  you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during which you held a TARP Warrant, or within the five-year period ending on the date of sale or disposition or your holding period, whichever is shorter, and certain other conditions apply.

        We believe we are not, and have never been and we do not anticipate we will become a "United States real property holding corporation."

        Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to all or a portion of such effectively connected gain. If the gain from the sale or disposition of your warrant is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30 percent on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Adjustments Under the TARP Warrant.

        Any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate will be subject to United States federal withholding tax at a 30 percent rate (or lower applicable income tax treaty rate). Deemed distributions will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In the case of any deemed dividend, it is possible that this tax would be withheld from any amount owed to you, including, but not limited to, shares of our common stock delivered upon exercise of the TARP Warrant. However, deemed dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30 percent rate (or lower applicable income tax treaty rate).

VALIDITY OF THE SECURITIES

        Unless otherwise indicated in the applicable prospectus supplement, the validity of the Common Shares offered pursuant to this prospectus will be passed upon for us by Glenn K.C. Ching, Senior Vice President and General Counsel of Central Pacific Financial Corp., and the validity of the TARP Warrant offered pursuant to this prospectus will be passed upon for us by Manatt, Phelps & Phillips, LLP. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

        Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

5,538,624 Shares of Common Stock

PROSPECTUS SUPPLEMENT

Citigroup	UBS Investment Bank

August     , 2015

        We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus supplement and the accompanying prospectus or to make representations as to matters not stated in this prospectus supplement and the accompanying prospectus. You must not rely on unauthorized information. This prospectus supplement is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus supplement nor any sales made hereunder after the date of this prospectus supplement shall create an implication that the information contained herein or our affairs have not changed since the date of this prospectus supplement.